CoStar GROUP

2006 Annual Report

Annual Report



Our Vision

"It's extremely gratifying to see a vision we mapped out nearly 20 years ago for making the commercial real estate markets work more efficiently become such a successful reality. Little did we know that, in the process of solving an information problem for our industry in 1987, CoStar would also be transforming the way commercial real estate professionals operate, making it possible to access information on every type of commercial real estate property anywhere, anytime.

Today, CoStar is the industry's leading provider of web-based commercial real estate intelligence, supporting over $378 billion in leasing and sales transactions across the United States, United Kingdom and France annually."

– Andrew C. Florance
Founder, President and CEO



About the Covers

Front, Inside: The spikes in this digital elevation model of the U.S. represent the location of approximately 650,000 commercial real estate for-sale and for-lease listings as of January 31, 2007. CoStar's research professionals divide the U.S. into 180,134 five-mile grids, then plot the coordinates of each listing onto a grid matrix. Grids with heavy listing activity show up as a spike – the greater the listings, the higher the spike. The highest spike? Chicago with 3,974 researched, verified listings.

Opposite: Property and listings coverage of CoStar's European affiliates – FOCUS Information Limited and Scottish Property Network in the United Kingdom and Grecam in France.

Financial Highlights

2006 in Review

Behind CoStar Group's strength as a NASDAQ company are long-term strategies for building shareholder value that have resulted in:

- A leading market position, with over 13,000 client subscription sites and approximately 75,000 subscribers who depend on CoStar's online services, tools and analytics every day as their business information lifeline.
- Proven profitability, with CoStar's core business generating strong revenue and earnings growth. Revenues for 2006 grew 18.3% year-over-year, while earnings per share increased 91% over 2005.
- Consistent, predictable growth driven largely by core subscription-based revenues and high renewal rates. For 11 consecutive quarters, the rate of renewal among subscribers for CoStar services has remained above 90%.
- Significant growth in database listings, which we believe correlates to revenue growth. During 2006, the number of listings CoStar tracks in the U.S. grew from approximately 349,000 in January to more than 623,000 by the end of December. CoStar's database now contains more than 2 million commercial properties in 66 U.S. markets, the United Kingdom and France. Hundreds of details on these properties are continuously researched and verified by the largest professional research operation in the industry.
- A strong balance sheet, with cash and short-term investments of over $158 million at year-end 2006 and no long-term debt.

Stock Price Performance
Comparison of Cumulative Five Year Total Return*



250
200
150
100
50
0
DOLLARS
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
CoStar Group, Inc.
S&P 500 Index
S&P 500 Application Software Index

*Illustrates return on initial $100 investment in CSGP common stock compared to the S&P 500 and the S&P 500 Application Software Index between 12/31/01 and 12/31/06.

In thousands, except per share data	2002	2003	2004	2005	2006
Operations					
Revenues	$79,363	$95,105	$112,085	$134,338	$158,889
Net income (loss)	($4,784)	$100	$24,985	$6,457	$12,410
Net income (loss) per share-diluted	($0.30)	$0.01	$1.33	$0.34	$0.65
Weighted average outstanding shares-diluted	15,759	16,674	18,827	19,007	19,165
Balance Sheet					
Cash, cash equivalents and short-term investments	$43,530	$97,449	$117,069	$134,185	$158,148
Total assets	$118,907	$183,900	$232,691	$248,059	$275,437
Stockholders' equity	$104,017	$168,369	$210,944	$224,796	$250,110

Five Year Revenue Growth
($ in millions)



$160
$140
$120
$100
$80
$60
$40
$20
$0
$79.4
$95.1
$112.1
$134.3
$158.9
'02
'03
'04
'05
'06

Comparison of Quarterly EBITDA and Net Income*
($ in millions)



EBITDA
Net Income
10
9
8
7
6
5
4
3
2
1
0
$4.189
$0.974
$4.173
$1.143
$3.731
$1.137
$6.963
$3.203
$4.661
$1.860
$5.259
$2.304
$8.785
$4.698
$7.185
$3.548
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
Q4 2006

Reconciliation of Quarterly EBITDA with 2005-2006 Quarterly Net Income
($ in millions)

	2005				2006			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Net income	$ 1.0	$ 1.1	$ 1.1	$ 3.2	$ 1.9	$ 2.3	$ 4.7	$ 3.5
Purchase amortization	1.6	1.5	1.3	1.4	1.4	1.4	1.3	1.3
Depreciation and other amortization	1.6	1.5	1.4	1.5	1.4	1.5	1.6	1.9
Interest income, net	(0.6)	(0.7)	(0.9)	(1.2)	(1.4)	(1.6)	(1.8)	(1.9)
Income tax expense	0.6	0.8	0.8	2.1	1.4	1.7	3.0	2.4
EBITDA	$ 4.2	$ 4.2	$ 3.7	$ 7.0	$ 4.7	$ 5.3	$ 8.8	$ 7.2

*EBITDA is our GAAP-basis net income before interest, taxes, depreciation and amortization.

Up Close with Andrew C. Florance

How would you characterize 2006 for CoStar?



We had an outstanding year, both financially and operationally – one during which we continued to generate strong revenue and reinvest earnings for growing CoStar's business and building shareholder value over the long term.

Year-over-year, our earnings per share grew 91 percent – from 34 cents per share on net income of $6.5 million in 2005 to 65 cents per share on net income of $12.4 million in 2006. We also increased revenue more than 18 percent between 2005 and 2006, with a majority of that growth driven by our core subscription-based revenues and consistently high rate of renewal for subscription services, which has remained above 90 percent for 11 consecutive quarters.

Operationally, we exceeded our 2006 goals by launching what we believe is the single most significant research capability the commercial real estate industry has ever known: a breakthrough online search solution that reinvents how industry professionals locate, analyze, buy, sell and lease retail real estate throughout the United States. The new retail dimension of our flagship product, CoStar Property Professional®, gives subscribers unprecedented insight on approximately 490,000 retail properties and more than 1.4 million store locations throughout the U.S. – all in a matter of minutes rather than weeks. It also features an astounding combination of analytic tools, including extensive demographic data appended with building-level precision, traffic-count data, and a powerful proximity search capability with instant mapping and reporting functions. For users the result is accurate, quick and easy site selection decisions at less cost – a significant competitive advantage in a fast-moving market.

Since May, we have signed more than 130 new retail-related deals valued at over $3 million annually with a growing "Who's Who" of retailers, retail-oriented brokers, owners and developers such as Quiznos, Hibbett Sports, Chick-fil-A and Weingarten Realty Investors. During 2006 the number of active retail listings in our database grew an impressive 145 percent – from 98,000 on January 1 to 239,700 by year-end. This is the fastest revenue-growth trajectory CoStar has ever experienced with a new service – a clear indicator that the retail industry views CoStar as a very important clearinghouse for commercial retail real estate listings in the United States.

With all 45 of CoStar's original markets solidly profitable and our 21 expansion markets profitable in aggregate, we launched a major investment initiative in mid-2006 to extend our research coverage into 100 additional U.S. metropolitan statistical areas (MSAs). Our entry into cities such as Buffalo, Albany, Rochester, Syracuse, New Orleans, Louisville, Fresno, Omaha, Albuquerque, Little Rock, Des Moines, Knoxville and others expands our geographic coverage to 300 MSAs throughout the United States – an initiative that we believe will improve our ability to sell our services to CoStar's traditional customers – brokers, owners and appraisers – as well as open new selling opportunities within the retail and institutional industry segments.

With thousands of new properties a day flowing into CoStar's database from our greatly expanded research operations, and with approximately 1,000 employees in research functions as of March 2007, we are well on our way to reaching our goal of complete geographic coverage of the U.S. commercial real estate market. During 2006 we saw the number of active sale and lease listings in our U.S. database increase 79 percent – from approximately

349,000 at the beginning of January to over 623,000 by the end of December – on top of more than 2 million properties already in our database. This rate of listings growth is unprecedented in CoStar's history. Consider, for example, that it took us 19 years to reach the 349,000 listings level. In 12 months, we nearly doubled that number.

We have always seen a correlation between the breadth and depth of our database, the properties and geographies being covered, and the growth of our revenues – all of which translate into margin enhancement. Combining key operational investments while growing earnings is a milestone we're very proud of, and one we expect to continue far beyond 2007.

On the product side, we released a major new upgrade of CoStar COMPS Professional®, which has become the nation's leading one-stop source for researching commercial property sales and for-sale listings, identifying market trends, expediting the appraisal process and supporting property valuations.



Using proprietary GPS technology, field research managers at CoStar's nerve center track the real-time progress of the company's field researchers and fleet of 155 high-tech mobile units canvassing the U.S. and U.K. collecting property data. Approximately 1,000 highly trained research professionals continually collect and verify the accuracy of scores of details on every property in CoStar's database.

With 100 new features in this upgrade, our subscribers have better mapping capabilities and higher-quality information – all with a more user-friendly, integrated web interface and navigation that's consistent across all of our services. On the back end, we merged two disparate research systems into one, more streamlined system that is already producing major efficiency gains for our researchers. From September through November 2006 – the last months of the older, disparate systems – CoStar researchers produced, on average, 281 comparable sales per day. By March 2007, using the new streamlined system, research production increased to 488 comparables per day, for an increase of 74 percent over the old system. This successful release took years of development and planning, and now that it's largely behind us, our focus in 2007 will be on integrating our products and technologies to meet the increasingly global needs of our customers.

What do you consider to be CoStar's top 3 achievements in 2006, and what's on the horizon for 2007?

From a financial perspective, the strength of our earnings model continues to be our most significant success story. Doubling and quadrupling quarterly earnings during 2006 while investing and reinvesting capital to leverage future revenue opportunities are results of which we are justifiably proud.



Our single biggest operational achievement in 2006 was gaining the retail sector's acceptance of CoStar as the go-to source for retail property information, tools and analytics. The retail market is massive. So is the business opportunity for CoStar. Retailers are trying to open or close stores more effectively, developers are searching for the right mix of retail tenants and retail brokers are striving to meet their retail clients' information needs. We're emerging in 2007 with a retail information product that's second to none – the first-ever, truly robust solution for managing retail property information needs. Since CoStar is the only information provider with the scale, experience and infrastructure to meet the industry's vast retail data needs, we believe the future revenue potential of this new retail offering is staggering. In our view, it represents the strongest revenue and growth potential of any service in CoStar's history – one that could be very lucrative for many years.

Our third most significant achievement was expanding CoStar's operations in the United Kingdom and entering France by acquiring the U.K.'s Property Investment Exchange Limited, better known as Propex, and Paris-based Grecam.

Our goal in acquiring Propex is to have as strong a product offering in the U.K. as we have in the United States. That means having a consistent and integrated product platform between the U.S. and the U.K. – a platform that reinforces CoStar's position as the leading information provider to the U.K.'s commercial real estate sector and drives the same consistent high margin revenue growth in the U.K. that our investors value from our U.S. operations.

Propex, which has a very strong product for retail real estate information as well as a leading investment sale introduction platform, is the perfect complement to our U.K. subsidiary, FOCUS Information Limited, whose strength is in office and industrial leasing information services. With our acquisition of Propex, we believe that CoStar is well positioned to offer the most comprehensive, one-stop retail and investment property information solution in the United Kingdom. We also believe that this acquisition consolidates and solidifies CoStar's position as the leading commercial real estate information provider in the U.K.

The Grecam acquisition provided us with a rare opportunity to acquire a well-regarded company with a 28-year track record in the Paris commercial real estate market and an information dataset similar to CoStar's.

We intend to invest significant systems resources in 2007 and 2008 to integrate FOCUS and Propex into a common software platform with our U.S. product and service offerings. We also expect to increase the size of our U.K. research operations to ensure the same level of comprehensive coverage as we offer in the U.S. While we remain in the very early stages of penetrating the vast European market for commercial property information, acquiring these high-quality assets, coupled with our leading market position in the U.K., positions CoStar to potentially dominate the European marketplace as the undisputed leader of commercial real estate information services.

How does CoStar's digitization of commercial real estate markets and expanded research operations in the U.S., U.K. and France translate into shareholder value?

Two decades ago we revolutionized the way our industry gathers, analyzes and uses mission-critical property and market information. Today, CoStar is the clear industry leader for web-based commercial real estate intelligence. We believe we have an outstanding, predictable business model that works very well in the United States. In markets where we've operated for five or six years, we are consistently producing 30 to 60 percent margins. During 2007 and 2008, we expect to replicate this proven earnings model in the U.K. and France as part of our strategy for building long-term shareholder value.

Our very best customers are global, many of whom increasingly ask, "How can we get CoStar to enter more cities and countries?" Clearly, these customers see a great deal of value in our services and in new ways of conducting business. As a result, we're experiencing growing demand to create a cross-border, standardized, high-grade information platform covering major markets such as the U.S., the U.K. and France. Our customers recognize that the industry and the information on which they depend is globalizing. We recognize that an information provider offering products and services globally will have a major advantage over those that are not.



Each customized CoStar field research mobile unit contains sophisticated laptops, 10 mega-pixel digital cameras and hand-held laser instruments so that field researchers can precisely measure buildings, geo-code them and position them on digital maps, then transmit that data to hundreds of office-based CoStar research associates.



What makes CoStar an excellent long-term investment?

Our proven ability to consistently develop products and services that have become indispensable utilities to one of the largest industries in the world is what makes CoStar an excellent long-term investment. Year after year, market after market, CoStar continues to deliver products and services that our subscribers say they can't live without.

Our customers trade in one of the largest asset classes in the world – buying and selling multi-billion dollar assets and relying on CoStar to provide them with the information on which those deals are based. Because our products and services have become indispensable to customers, they continue to renew their subscriptions at a very high rate. This leads to a predictable, stable revenue stream that generates high margins. Obviously, that's good for shareholders.

We believe that moving into additional cities in the United States and into new countries creates a huge market opportunity for us and potentially higher returns for our investors.

Our track record speaks for itself. Projects and investments CoStar initiated over the past two decades are hugely successful today – profitable, with great margins. It's easy to forget that in 1994, for example, when CoStar was a Washington, D.C.-only company, our plan to reinvest profits by expanding in New York City was quite controversial. Once we were solidly profitable in New York and planning to grow CoStar's business in California, we faced the same controversy. No one asks today why we entered New York or California.



We believe the same investment-return scenario will be true for our operations in the United Kingdom and France.

How have employees contributed to CoStar's success?

In every imaginable way. It's very gratifying to see a handful of employees 20 years ago grow into a company that's now more than 1,300 professionals strong across two continents. Our early vision became a reality thanks to the dedicated work of hundreds of researchers, sales staff, software developers who make our products possible, our management team and hundreds of other employees who contribute to our success as a company.

Our future is bright, and I believe the efforts of everyone at CoStar, at all levels of our company, will continue to achieve superior performance and outstanding returns for our shareholders.

How is CoStar helping the commercial real estate industry curb greenhouse gas emissions, which most scientists believe contribute to global warming?

CoStar is in a unique position as an information conduit for the commercial real estate industry to advance awareness of sustainable, environmentally sound practices, such as improving the energy efficiency of commercial buildings to help reduce carbon emissions.

Most of us don't think about buildings as energy-intensive, but they are. According to the U.S. Environmental Protection Agency, energy consumption from operating commercial buildings accounts for 18 percent of all greenhouse gas emissions in the United States. In a typical office building, energy represents 30 percent of operating costs – its single largest and most manageable operating expense.

CoStar is the first commercial real estate information company to add EPA's ENERGY STAR rating – the most recognized national metric for evaluating building energy efficiency – to our online database of properties. During 2006 we also began designating properties in our database that are LEED-certified by the U.S. Green Building Council so that our customers can easily pinpoint high-performance green buildings. By highlighting these two symbols of energy efficiency for our subscribers, we're heightening awareness about the connection between building asset values and energy efficiency – and we're adding a new level of transparency to the marketplace. We plan to do even more in 2007 when we unveil a new product called Showcase that will enable every CoStar customer to market their LEED-certified and Energy Star properties on our web site for free.

"Being green" also extends to our research operations, the largest in the industry. This year we replaced a number of gas-guzzling field research trucks in our fleet with low-emission, fuel-efficient hybrid cars, which means less pollution in every community across the United States and United Kingdom where our field researchers drive to collect, photograph and verify building information.

And, because CoStar greatly reduces the need for commercial real estate professionals to conduct this type of research themselves, we help eliminate even more CO_2 emissions from the environment.

These are just a few ways we're putting our values into practice.

CoStar is known for its innovation in developing mobile information gathering systems using satellite imagery and laser measurement techniques to collect comprehensive commercial real estate information in the field. The company was awarded a patent for key elements of its proprietary research technology in 2005. Field researchers begin their CoStar careers with intensive technology and hi-res photography training along with a grounding in commercial real estate basics.



CoStar is about to celebrate its 20th anniversary. What does the future hold for the company, and how will CoStar help define that future?



For 20 years CoStar has successfully shown that a digitized commercial real estate industry is infinitely more valuable than one that's paper-based. We believe that globalized and standardized investment-grade data on the world's commercial real estate markets can have the same positive impact on commercial real estate that Standard & Poor's, Moody's and Bloomberg have had on the global financial markets.

Fast forward 20 years: we believe the commercial real estate industry will be transacting ten times the volume of property sale and leasing deals, making cross-border investments with lower risk and using sophisticated financial instruments such as derivatives. We see a far more sophisticated, global industry – one that will lead to greater information transparency and true asset liquidity. In two decades, we expect that commercial real estate will have caught up with the velocity and globalization of the securities and debt markets today.

An exciting time is ahead for our industry, and CoStar will be at ground zero when that transformation occurs.

CoStar Property Professional

CoStar Property Professional, or "CoStar Property," is the company's flagship service. It provides subscribers a comprehensive inventory of office, industrial and retail properties in markets throughout the United States, including for-lease and for-sale listings, historical data, building photographs, maps and floor plans. Commercial real estate professionals use CoStar Property to identify available space for lease, evaluate leasing and sale opportunities, value assets and position properties in the marketplace. Our clients also



Equipping CoStar's field researchers with low-emission, fuel-efficient cars means less pollution in every community where CoStar collects and verifies building information. CoStar is committed to making the world more environmentally sound, and this is just one of many steps that put CoStar's values into practice.

use CoStar Property to analyze market conditions by calculating current vacancy rates, absorption rates or average rental rates, and forecasting future trends based on user-selected variables. CoStar Property provides subscribers with powerful map-based search capabilities as well as a user-controlled, password-protected extranet (or electronic "file cabinet") where brokers may share space surveys and transaction-related documents online in real time with team members. When used together with CoStar Connect®, CoStar Property enables subscribers to share space surveys and transaction-related documents with their clients, accessed through their corporate web site. CoStar Property, along with all of CoStar's other core information services, are delivered solely via the Internet.

CoStar Property Express®

CoStar Property Express provides access, via an annual subscription, to a "light," or scaled-down version of CoStar Property. Commercial real estate professionals use CoStar Property Express to look up and search for-lease and for-sale listings in CoStar's comprehensive national database. CoStar Property Express provides base-building information, photos, floor plans, maps and a limited number of reports.

CoStar COMPS Professional®

CoStar COMPS Professional provides comprehensive national coverage of comparable sales information in the U.S. commercial real estate industry. It is the industry's most comprehensive database of comparable sales transactions and is designed for professionals who need to research property comparables, identify market trends, expedite the appraisal process and support property valuations. In November 2006, we launched a major upgrade to the COMPS Professional service, which now offers subscribers many new features, including additional fields of property information, access to support documents (e.g., deeds of trust) for new comparables, demographics and the ability to view for-sale properties alongside sold properties in three formats — plotted on a map, aerial image or in a table.

CoStar COMPS Express®

CoStar COMPS Express provides users with immediate, subscription-free access with a credit card to the CoStar COMPS Professional system on a report-by-report basis. Subscribers also use this on-demand service to research comparable sales information outside of their subscription markets.

CoStar Tenant®

CoStar Tenant is a detailed online business-to-business prospecting and analytical tool providing commercial real estate professionals with the most comprehensive real estate-related U.S. tenant information available. CoStar Tenant profiles tenants occupying space in commercial buildings across the United States and provides updates on lease expirations — one of the service's key features — as well as occupancy levels, growth rates and numerous other facts. Delivering this information via the Internet allows users to target prospective clients quickly through a searchable database that identifies only those tenants meeting certain criteria.



CoStar invests more than $60 million annually in its research operations – the most extensive in the commercial real estate industry. CoStar's research associates make over 3 million calls a year to brokers, owners, property managers and other industry sources to help ensure every property in CoStar's database is verified for accuracy. They continuously verify hundreds of details – vacancy, sublets, lease expirations, building age, size, transaction history, true owner, cap rate, absorption and much more.

FOCUS

Our U.K. subsidiary, FOCUS Information Limited, offers several services under the trade name FOCUS. The primary service is a digital online service offering information on the U.K. commercial real estate market. This service seamlessly links data on individual properties and companies including comparable sales, available space, requirements, tenants, lease deals, planning information, socio-economics and demographics, credit ratings, photos and maps across the United Kingdom. In addition, FOCUS Information's subsidiary, Scottish Property Network Limited, offers users online access to a comprehensive database of information for properties located in Scotland, including available space, comparable sales and lease deals.


FOCUS
0800 321 3100
Stop Searching. Start Finding.
costar.co.uk

In the U.K. and across the U.S., CoStar field researchers drive millions of miles a year inspecting, photographing and transmitting real-time data on commercial properties to the company's research associates, who then verify the incoming data.

CoStar Connect®

CoStar Connect allows commercial real estate firms to license CoStar's technology and information to market their U.S. property listings on their corporate web sites. Customers enhance the quality and depth of their listing information through access to CoStar's database of content and digital images. The service automatically updates and manages customers' online property information, providing comprehensive listings coverage and significantly reducing the expense of building and maintaining their web sites' content and functionality.

CoStar Commercial MLS®

CoStar Commercial MLS is the industry's most comprehensive collection of researched for-sale listings. CoStar Commercial MLS draws upon CoStar's large database of digital images and includes office, industrial, multi-family and retail properties as well as shopping centers and raw land. CoStar Commercial MLS represents an efficient means for sellers to market their properties to a large audience and for buyers to easily identify target properties.


Stop Searching. Start Finding.
costar.com

CoStar's field research fleet includes environmentally friendly Prius hybrids and Dodge Sprinter vans that have been customized as high-tech mobile units. They contain proprietary GPS-tracking software integrated with wireless technology to transmit data to CoStar's research centers seamlessly from anywhere in the country.

CoStar Advertising®

CoStar Advertising offers property owners a highly targeted and cost-effective way to market a space for lease or a property for sale directly to the individuals looking for that type of space through interactive advertising. Our advertising model is based on varying levels of exposure, enabling the advertiser to target as narrowly or broadly as its budget permits. With the CoStar Advertising program, when the advertiser's listings appear in a results set, they receive priority positioning and are enhanced to stand out. The advertiser can also purchase exposure in additional submarkets, or the entire market area so that his ad will appear even when his listing would not be returned in a results set.

CoStar Professional Directory

CoStar Professional Directory, a service available exclusively to CoStar Property Professional subscribers, provides detailed contact information for approximately 750,000 commercial real estate professionals, including specific information about an individual's current and prior activities such as completed transactions, current landlord representation assignments, sublet listings, major tenants and owners represented and local and national affiliations. Commercial real estate brokers can input their biographical information and credentials and upload their photo to create personal profiles. Subscribers use CoStar Professional Directory to network with their peers, identify and evaluate potential business partners, and maintain accurate mailing lists of other industry professionals for their direct mail marketing efforts.

CoStar Market Report™

The CoStar Market Report provides in-depth current and historical analytical information covering 54 of the major metropolitan office and industrial markets in the United States and 13 retail markets in the United States. Published quarterly, each market report includes details such as absorption rates, vacancy rates, rental rates, average sales prices, capitalization rates, existing inventory and current construction activity. This data is presented using standard definitions and calculations developed by CoStar, and offers real estate professionals critical and unbiased information necessary to make intelligent commercial real estate decisions. CoStar Market Reports are available to CoStar Property Professional subscribers at no additional charge, and are available for purchase by nonsubscribers.

Metropolis™

The Metropolis service is a single interface that combines commercial real estate data from multiple information providers into a comprehensive resource. The Metropolis service allows a user to input a property address and then view detailed information on that property from multiple information providers, including CoStar services. This technology offers commercial real estate professionals a simple and convenient solution for integrating a wealth of third-party information and proprietary data, and is currently available for the Southern California markets.



Field research managers oversee the quality of incoming data as it's gathered and transmitted throughout the United States by CoStar's team of professional field researchers. CoStar has a similar operation in the United Kingdom.

Major Signings

We value our longstanding relationships with many of the industry's leading commercial real estate firms and take great pride in the fact that these firms continue to extend and expand their relationships with us. During 2006, CoStar Group signed new contracts and renewal agreements with some of our largest customers while introducing our services to over 1,800 new customers.

Appraisal/Valuation
PGP Valuation Inc.

Commercial Real Estate Services
Carter
Colliers Turley Martin Tucker
Mohr Partners Inc.
Transwestern
Sperry Van Ness

Institutional Investors
Q10 Capital LLC
Prudential Investment Management
TIAA Realty Inc.
Morgan Stanley - Equity Research

Lenders/Financial Services
Wells Fargo Bank
Wachovia Corporation
KeyBank Real Estate Capital
Countrywide Home Loans, Inc.
Barclays Bank PLC
UBS Financial Services Inc.

Property Owners
Brandywine Realty Trust
Weingarten Realty Investors
Inland Commercial
Equity One, Inc
Ramco-Gershenson Properties Trust
Woolbright Development, Inc.

Retailers
Quiznos
Hibbett Sports
Spencer Gifts
DSW
Pathmark
Sbarro, Inc.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number 0-24531

CoStar Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-2091509**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2 Bethesda Metro Center, 10th Floor
Bethesda, Maryland 20814

(Address of principal executive offices) (zip code)

(301) 215-8300

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	**NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements of the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Securities Exchange Act of 1934).

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

Based on the closing price of the common stock on June 30, 2006 on the Nasdaq Stock Market®, Nasdaq Global Select Market®, the aggregate market value of registrant's common stock held by non-affiliates of the registrant was approximately $1.0 billion.

As of February 21, 2007, there were 19,138,588 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement, which is expected to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2006, are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

PART I

Item 1. Business

(In this report, the words "we," "our," "us," "CoStar" or the "Company" refer to CoStar Group, Inc. and its direct and indirect subsidiaries. This report also refers to our web sites, but information contained on those sites is not part of this report.)

CoStar Group, Inc., a Delaware corporation, is the leading provider of information services to the commercial real estate industry in the United States and United Kingdom based on the fact that we offer the most comprehensive commercial real estate database available, have the largest research department in the industry, provide more information services than any of our competitors and believe we generate more revenues than any of our competitors. CoStar's integrated suite of services offers customers online access to the most comprehensive database of commercial real estate information, which has been researched and verified by our team of researchers, currently covering 66 U.S. markets as well as London and other parts of the United Kingdom ("U.K.") and France. CoStar has historically operated within one business segment.

Since its founding in 1987, CoStar's strategy has been to provide commercial real estate professionals with critical knowledge to explore and complete transactions, by offering the most comprehensive, timely and standardized information on U.S. commercial real estate. As a result of our January 2003 acquisition of Focus Information Limited, June 2004 acquisition of Scottish Property Network, December 2006 acquisition of Grecam S.A.S. and February 2007 acquisition of Property Investment Exchange Limited, we have extended our offering of comprehensive commercial real estate information to include London and other parts of The United Kingdom and France. Information about CoStar's revenues from, and long-lived assets located in, foreign countries is included in Note 2 to the notes to our consolidated financial statements. Information about risks attendant to our foreign operations is included in "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

We deliver our content to customers via an integrated suite of online service offerings that includes information about space available for lease, comparable sales information, tenant information, information about properties for sale, property information for clients' web sites, information about industry professionals and their business relationships, analytic information, data integration, property marketing and industry news. We have created and are continuing to improve a standardized information platform where the commercial real estate industry and related businesses can continuously interact and easily facilitate transactions due to the efficient exchange of accurate information supplied by CoStar.

We have a number of assets that provide a unique foundation for our multinational platform, including the most comprehensive proprietary database in the industry; the largest research department in the industry; proprietary data collection, information management and quality control systems; a large in-house product development team; a broad suite of web-based information services; and a large base of clients. Our database has been developed and enhanced for more than 19 years by a research department that makes thousands of daily database updates. In addition to our internal efforts to grow the database, we have obtained and assimilated over 51 proprietary databases.

CoStar intends to continue to grow its standardized platform of commercial real estate information. In 2004, CoStar began research for a 21-market U.S. expansion effort. As of February 21, 2006, CoStar had successfully launched service in each of those 21 markets. In addition, following our acquisition of National Research Bureau in January 2005, we launched various research initiatives as part of our expansion into real estate information for retail properties. In July 2006, we announced our intention to commence actively researching commercial properties in approximately 100 new Metropolitan Statistical Areas ("MSAs") across the United States in an effort to expand the geographical coverage of our service offerings, including our new retail service. CoStar intends to continue to grow its database of commercial properties, including retail, over the next several years.

CoStar also intends to invest further in its U.K. operations and to expand the coverage of its service offerings within the U.K. and France. In December 2006, CoStar's U.K. Subsidiary, CoStar Limited, acquired Grecam S.A.S., a provider of commercial property information and market-level surveys, studies and consulting services, located in Paris, France. In February 2007, CoStar Limited also acquired Property Investment Exchange Limited, a provider of commercial property information and operator of an investment property exchange located in London, England. CoStar intends to integrate its U.K. and French operations more fully with its U.S. operations and eventually to introduce a consistent international platform of service offerings.

Our subscription-based information services, consisting primarily of CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional and FOCUS services, currently generate approximately 96% of our total revenues. Our contracts for our subscription-based information services typically have a minimum term of one year and renew automatically. Upon renewal, many of the subscription contract rates may increase in accordance with contract provisions or as a result of contract renegotiations. To encourage clients to use our services regularly, we generally charge a fixed monthly amount for our subscription-based services rather than fees based on actual system usage. Contract rates are based on the number of sites, number of users, organization size, the client's business focus and the number of services to which a client subscribes. Our subscription clients generally pay contract fees on a monthly basis, but in some cases may pay us on a quarterly or annual basis.

Industry Overview

The market for commercial real estate information is vast based on the variety, volume and value of transactions related to commercial real estate. Each transaction has multiple participants and multiple information requirements, and in order to facilitate transactions, industry participants must have extensive, accurate and current information. Members of the commercial real estate and related business community require daily access to current data such as space availability, rental rates, vacancy rates, tenant movements, sales comparables, supply, new construction, absorption rates and other important market developments to carry out their businesses effectively. There is a strong need for an efficient marketplace, where commercial real estate professionals can exchange information, evaluate opportunities using standardized data and interact with each other on a continuous basis.

A large number of parties involved in the commercial real estate and related business community make use of the services we provide in order to obtain information they need to conduct their businesses, including:

- Sales and leasing brokers
- Property owners
- Property managers
- Design and construction professionals
- Real estate developers
- Real estate investment trust managers
- Investment bankers
- Commercial bankers
- Mortgage bankers
- Mortgage brokers
- Retailers
- Government agencies' staff members
- Mortgage-backed security issuers
- Appraisers
- Pension fund managers
- Reporters
- Tenant vendors
- Building services vendors
- Communications providers
- Insurance companies' managers
- Institutional advisors
- Investors and asset managers

The commercial real estate and related business community generally has operated in an inefficient marketplace because of the fragmented approach to gathering and exchanging information within the marketplace. Various organizations, including hundreds of brokerage firms, directory publishers and local research companies, collect data on specific markets and develop software to analyze the information they have independently gathered. This highly fragmented methodology has resulted in duplication of effort in the collection and analysis of information, excessive internal cost and the creation of non-standardized data containing varying degrees of accuracy and comprehensiveness, resulting in a formidable information gap.

The creation of a standardized information platform for commercial real estate requires an infrastructure including a standardized database, accurate and comprehensive research capabilities, easy to use technology and intensive participant interaction. By combining its extensive database, approximately 849 researchers, technological expertise and broad customer base, CoStar believes that it has created such a platform.

CoStar's Comprehensive Database

CoStar has spent more than 19 years building and acquiring a database of commercial real estate information, which includes information on leasing, sales, comparable sales, tenants, and demand statistics, as well as digital images.

As of January 31, 2007, our database of real estate information covered 66 U.S. markets as well as London, England and other parts of the United Kingdom and France, and contained:

- More than 37.5 billion square feet of U.S. commercial real estate;
- More than 650,000 active sale and lease listings;
- Over 1.2 million extensively researched and photographed properties in our U.S. database;
- Over 2.1 million total properties;
- Over 5.8 billion square feet of space available;
- Over 235,000 properties for sale;
- Over 3.9 million tenants occupying commercial real estate space;
- More than 1.6 million sales transactions valued in the aggregate at over $2.2 trillion; and
- Approximately 3.9 million digital images, including building photographs, aerial photographs, plat maps and floor plans.

This highly complex database is comprised of hundreds of data fields, tracking such categories as:

- Location
- Site and zoning information
- Building characteristics
- Space availability
- Tax assessments
- Ownership
- Sales and lease comparables
- Space requirements
- Number of retail stores
- Mortgage and deed information
- For-sale information
- Income and expense histories
- Tenant names
- Lease expirations
- Contact information
- Historical trends
- Demographic information
- Retail sales per square foot

CoStar Research

We have developed a sophisticated data collection organization utilizing a multi-faceted research process. In 2006, our full time researchers and contractors drove over three million miles, conducted hundreds of thousands of on-site building inspections, and interviewed millions of tenants, owners and brokers.

Research Department. As of January 31, 2007, we employed 849 commercial real estate research professionals. Our research professionals undergo an extensive training program so that we can maintain consistent research methods and processes throughout our research department. Our researchers collect and analyze commercial real estate information through millions of phone calls, e-mails, Internet updates and faxes each year, in addition to field inspections, public records review, news monitoring and direct mail. Each researcher is responsible for maintaining the accuracy and reliability of the database. As part of their update process, researchers develop cooperative relationships with industry professionals that allow them to gather useful information. Because of the importance commercial real estate professionals place on our data and our prominent position in the industry, many of these professionals routinely take the initiative and proactively report available space and transactions to our researchers. In 2006, we began outsourcing a limited number of research related projects to outside firms to supplement the work of our research employees.

CoStar has an extensive field research effort that permits physical inspection of properties in order to research new markets, find additional inventory, photograph properties and verify existing information. CoStar's research efforts have traditionally focused on office and industrial properties. Following our acquisition of National Research Bureau in January 2005, we launched a major expansion effort into real estate information for retail properties. In July 2006, we announced our intention to commence actively researching commercial properties in approximately 100 new MSAs across the United States in an effort to expand the geographical coverage of our service offerings, including our new retail service.

As part of CoStar's recent expansion efforts, CoStar has deployed 155 high-tech field research vehicles in 43 states and the United Kingdom. 103 of these vehicles are custom-designed energy efficient hybrid cars that come equipped with computers, proprietary Global Positioning System tracking software, high resolution digital cameras and handheld laser instruments to help precisely measure buildings, geo-code them and position them on digital maps. Some of our researchers also use custom-designed trucks with the same equipment as well as pneumatic masts that extend up to an elevation of twenty-five feet to allow for unobstructed building photographs from "birds-eye" views. Each CoStar vehicle uses wireless technology to track and transmit field data. A typical site inspection consists of photographing the building, measuring the building, geo-coding the building, capturing "For Lease" sign information, counting parking spaces, assessing property condition and construction, and gathering tenant information. Certain researchers canvass properties, interviewing tenants suite by suite. In addition, many of our field researchers are photographers who take photographs of commercial real estate properties to add to CoStar's database of digital images. Since we began our 21-market expansion in May 2004, and continuing with our current expansion into an additional 100 MSAs, our field researchers have photographed approximately 409,000 buildings and researched over 8.2 billion square feet of gross building area in the expansion markets.

Data and Image Providers. We license a small portion of our data and images from public record providers and third-party data sources. Licensing agreements with these entities provide for our use of a variety of commercial real estate information, including property ownership, tenant information, maps and aerial photographs, all of which enhance various CoStar services. These license agreements generally grant us a non-exclusive license to use the data and images in the creation and supplementation of our information services and include what we believe are standard terms, such as a contract term ranging from two to five years, automatic renewal of the contract and fixed periodic license fees or a combination of fixed periodic license fees plus additional fees based upon our usage.

Management and Quality Control Systems. Our research processes include automated and non-automated controls to ensure the integrity of the data collection process. A large number of automated data quality tests check for potential errors, including occupancy date conflicts, available square footage greater than building area, typical floor space greater than land area and expired leases. We also monitor changes to critical fields of information to ensure all information is kept in compliance with our standard definitions and methodology. Our non-automated quality control procedures include:

- calling our information sources on recently-updated properties to re-verify information;
- performing periodic research audits and field checks to determine if we correctly canvassed all buildings;
- providing training and retraining to our research professionals to ensure accurate data compilation; and
- compiling measurable performance metrics for research teams and managers for feedback on data quality.

Finally, one of the most important and effective quality control measures we rely on is feedback provided by the commercial real estate professionals using our data every day.

Proprietary Technology

As of January 31, 2007, CoStar had a staff of 98 product development, database and network professionals. CoStar's information technology professionals focus on developing new services for our customers and delivering research automation tools that improve the quality of our data and increase the efficiency of our research analysts.

Our information technology team is responsible for developing and maintaining CoStar products including CoStar Property Professional, CoStar Property Express, CoStar COMPS, CoStar Tenant, CoStar CMLS and CoStar Connect. To better support our retail customers we have recently added significant features to CoStar Property including tenant proximity and demographic search capability, mapping layers, detailed retail tenant information and demographics. CoStar also released a major upgrade to its CoStar COMPS service that provides customers with over 100 improvements, including access to for sale information, aerials and enhanced mapping.

Our information technology team is responsible for developing the infrastructure necessary to support CoStar's business processes, our comprehensive database of commercial real estate information and our extensive image library. The team implements technologies and systems that introduce efficient workflows and controls that increase the production capacity of our research teams and improve the quality of our data. Over the years, the team has developed data collection and quality control mechanisms that we believe are unique to the commercial real estate industry. The team continues to develop and modify our enterprise information management system that integrates CoStar sales, research, field research, customer support and accounting information. We use this system to maintain our commercial real estate research information, manage contacts with the commercial real estate community, provide research workflow automation and conduct daily automated quality assurance checks.

Our information technology professionals also maintain the servers and network components necessary to support CoStar services and research systems. Our encrypted virtual private network provides remote researchers and salespeople secure access to CoStar applications and network resources. CoStar maintains a comprehensive data protection policy that provides for use of encrypted data fields and off-site storage of all system backups, among other protective measures. CoStar's services are continually monitored in an effort to ensure our customers fast and reliable access.

Services

Our suite of information services is branded and marketed to our customers. Our services are derived from a database of building-specific information and offer customers specialized tools for accessing, analyzing and using our information. Over time, we expect to enhance our existing information services and develop additional services that make use of our comprehensive database to meet the needs of our existing customers as well as potential new categories of customers.

Our various information services are described in detail in the following paragraphs as of January 31, 2007:

CoStar Property Professional®. CoStar Property Professional, or "CoStar Property," is the Company's flagship service. It provides subscribers a comprehensive inventory of office, industrial and retail properties in markets throughout the United States, including for-lease and for-sale listings, historical data, building photographs, maps and floor plans. Commercial real estate professionals use CoStar Property to identify available space for lease, evaluate leasing and sale opportunities, value assets and position properties in the marketplace. Our clients also use CoStar Property to analyze market conditions by calculating current vacancy rates, absorption rates or average rental rates, and forecasting future trends based on user-selected variables. CoStar Property provides subscribers with powerful map-based search capabilities as well as a user-controlled, password-protected extranet (or electronic "file cabinet") where brokers may share space surveys and transaction-related documents online in real time with team members. When used together with CoStar Connect, CoStar Property enables subscribers to share space surveys and transaction-related documents with their clients, accessed through their corporate web site. CoStar Property, along with all of CoStar's other core information services, are delivered solely via the Internet.

CoStar Property Express®. CoStar Property Express provides access, via an annual subscription, to a "light" or scaled-down version of CoStar Property. Commercial real estate professionals use CoStar Property Express to look up and search for-lease and for-sale listings in CoStar's comprehensive national database. CoStar Property Express provides base-building information, photos, floor plans, maps and a limited number of reports.

CoStar COMPS Professional®. CoStar COMPS Professional provides comprehensive national coverage of comparable sales information in the U.S. commercial real estate industry. It is the industry's most comprehensive database of comparable sales transactions and is designed for professionals who need to research property comparables, identify market trends, expedite the appraisal process and support property valuations. In November 2006, we launched a major upgrade to the COMPS Professional service, which now offers subscribers many new features, including additional fields of property information, access to support documents (e.g., deeds of trust) for new comparables, demographics and the ability to view for-sale properties alongside sold properties in three formats — plotted on a map, aerial image or in a table.

CoStar COMPS Express®. CoStar COMPS Express provides users with immediate, subscription-free access with a credit card to the CoStar COMPS Professional system on a report-by-report basis. Subscribers also use this on-demand service to research comparable sales information outside of their subscription markets.

CoStar Tenant®. CoStar Tenant is a detailed online business-to-business prospecting and analytical tool providing commercial real estate professionals with the most comprehensive real estate-related U.S. tenant information available. CoStar Tenant profiles tenants occupying space in commercial buildings across the United States and provides updates on lease expirations — one of the service's key features — as well as occupancy levels, growth rates and numerous other facts. Delivering this information via the Internet allows users to target prospective clients quickly through a searchable database that identifies only those tenants meeting certain criteria. CoStar Tenant subscribers can also obtain credit reports through CoStar Tenant directly from D&B®.

FOCUS. Our U.K. subsidiary, FOCUS Information Limited, offers several services under the trade name FOCUS. The primary service is a digital online service offering information on the U.K. commercial real estate market. This service seamlessly links data on individual properties and companies including comparable sales, available space, requirements, tenants, lease deals, planning information, socio-economics and demographics, credit ratings, photos and maps across the United Kingdom. In addition, FOCUS Information's subsidiary, Scottish Property Network Limited, offers users on-line access to a comprehensive database of information for properties located in Scotland, including available space, comparable sales, and lease deals.

CoStar Connect®. CoStar Connect allows commercial real estate firms to license CoStar's technology and information to market their U.S. property listings on their corporate web sites. Customers enhance the quality and depth of their listing information through access to CoStar's database of content and digital images. The service automatically updates and manages customers' online property information, providing comprehensive listings coverage and significantly reducing the expense of building their web sites' content and functionality.

CoStar Commercial MLS®. CoStar Commercial MLS is the industry's most comprehensive collection of researched for-sale listings. CoStar Commercial MLS draws upon CoStar's large database of digital images and includes office, industrial, multi-family and retail properties, as well as shopping centers and raw land. CoStar Commercial MLS represents an efficient means for sellers to market their properties to a large audience and for buyers to easily identify target properties.

CoStar Advertising®. CoStar Advertising offers property owners a highly targeted and cost-effective way to market a space for lease or a property for sale directly to the individuals looking for that type of space through interactive advertising. Our advertising model is based on varying levels of exposure, enabling the advertiser to target as narrowly or broadly as its budget permits. With the CoStar Advertising program, when the advertiser's listings appear in a results set, they receive priority positioning and are enhanced to stand out. The advertiser can also purchase exposure in additional submarkets, or the entire market area so that his ad will appear even when his listing would not be returned in a results set.

CoStar Professional Directory®. CoStar Professional Directory, a service available exclusively to CoStar Property Professional subscribers, provides detailed contact information for approximately 750,000 commercial real estate professionals, including specific information about an individual's current and prior activities such as completed transactions, current landlord representation assignments, sublet listings, major tenants and owners represented and local and national affiliations. Commercial real estate brokers can input their biographical information and credentials and upload their photo to create personal profiles. Subscribers use CoStar Professional Directory to network with their peers, identify and evaluate potential business partners, and maintain accurate mailing lists of other industry professionals for their direct mail marketing efforts.

CoStar Market Report™. The CoStar Market Report provides in-depth current and historical analytical information covering 54 of the major metropolitan office and industrial markets in the United States and 13 retail markets in the United States. Published quarterly, each market report includes details such as absorption rates, vacancy rates, rental rates, average sales prices, capitalization rates, existing inventory and current construction activity. This data is presented using standard definitions and calculations developed by CoStar, and offers real estate professionals critical and unbiased information necessary to make intelligent commercial real estate decisions. CoStar Market Reports are available to CoStar Property Professional subscribers at no additional charge, and are available for purchase by nonsubscribers.

Metropolis™. The Metropolis service is a single interface that combines commercial real estate data from multiple information providers into a comprehensive resource. The Metropolis service allows a user to input a property address and then view detailed information on that property from multiple information providers, including CoStar services. This technology offers commercial real estate professionals a simple and convenient solution for integrating a wealth of third-party information and proprietary data, and is currently available for the Southern California markets.

Clients

We draw clients from across the commercial real estate and related business community. Commercial real estate brokers have traditionally formed the largest portion of CoStar clients, however, we also provide services to owners, landlords, financial institutions, retailers, vendors, appraisers, investment banks and other parties involved in commercial real estate. The following chart lists U.S. and U.K. clients that are well known or have the highest annual subscription fees in each of the various categories, each as of January 31, 2007.

Brokers

CB Richard Ellis
CB Richard Ellis — U.K.
Colliers
Colliers Conrad Ritblat Erdman — U.K.
Cushman & Wakefield
Cushman & Wakefield Healey & Baker — U.K.
Trammell Crow Co.
Jones Lang LaSalle
Jones Lang LaSalle — U.K.
Gerald Eve — U.K.
Grubb & Ellis
Drivers Jonas — U.K.
Lambert Smith Hampton — U.K.
BRE Commercial, LLC
Marcus & Millichap
The Staubach Company
Newmark & Company Real Estate
CRESA Partners
Studley
Coldwell Banker Commercial NRT
Equis
GVA Williams
GVA Advantis
Binswanger
Re/Max
Carter
United Systems Integrators Corp
GVA Daum Finkelstein Comm Rlty Services
KTR Valuation & Consulting Services
U.S. Equities Realty
CMD Realty Investors
Sperry Van Ness
HFF
Mohr Partners
Charles Dunn Company, Inc.
GVA Grimley — U.K.
King Sturge — U.K.
Knight Frank — U.K.
Donaldsons — U.K.
Savillis Commercial — U.K.
Artisreal — U.K.

Lenders, Investment Bankers

GMAC — U.K.
Deutsche Bank
Wells Fargo
Washington Mutual
Wachovia Corporation
Merrill Lynch
Citibank
AEGON USA Realty Advisors, Inc.
Capmark Financial Group, Inc.
East West Bank
Bonneville Mortgage Company
Fannie Mae

Institutional Advisors, Asset Managers

Jones Lang LaSalle
Prudential
Prudential — U.K.
Metropolitan Life
ING Clarion Partners
Bear Stearns & Co., Inc.
USAA Real Estate Company
Legg Mason
Morley — U.K.
AEW Capital Management LP.

Owners and Developers

Hines
LNR Property Corp
Shorenstein Properties
Gale Companies
Manulife Financial
Industrial Developments International
Land Securities — U.K.
Slough Estates — U.K.

Appraisers, Accountants

Integra
Deloitte and Touche
Deloitte and Touche — U.K.
Marvin F. Poer
KPMG
GE Capital Small Business Finance Corp
PGP Valuation
PricewaterhouseCoopers

REITS

Equity Office Properties Trust
Trizec Properties, Inc.
Prologis
Prentiss Properties
CarrAmerica
Boston Properties
Liberty Property Trust

Government Agencies

U.S. General Services Administration
County of Los Angeles
Office of Technology Procurement
City of Chicago
Cook County Assessor's Office
U.S. Department of Housing and Urban Development
Corporation of London — U.K.
Scottish Enterprise — U.K.

Property Managers

Transwestern Commercial Services
Lincoln Property Company
PM Realty Group
Navisys Group
Osprey Management Company
Leggat McCall Properties

Vendors

Turner Construction Company
Kastle Systems
Comcast Cable Communications
Cisco Systems
MWB — U.K.
Regus — U.K.

Retailers

DSW
Quiznos Master LLC
Family Dollar
Chick-Fil-A, Inc.
Dippin' Dots Franchising, Inc.
Automobile Club Of Southern California
Hibbett Sporting Goods Inc.
Nationwide Insurance
Pathmark
Town Fair Tire
Whataburger, Inc.
United Rentals, Inc.
Tiffany & Co.

For the years ended December 31, 2004, 2005 and 2006, no single client accounted for more than 5% of our revenues.

Sales and Marketing

As of January 31, 2007, we had 253 sales, marketing and customer support employees, with the majority of our direct sales force located in field sales offices. Our sales teams are primarily located in 25 field sales offices throughout the United States and in London, England; Manchester, England; Paisley, Scotland and Paris, France. Our two inside sales teams are located in our Columbia, Maryland and Bethesda, Maryland offices. These inside sales teams prospect for new clients and perform service demonstrations exclusively by telephone and over the Internet, and support the direct sales force.

Our local offices typically serve as the platform for our in-market sales, customer support and field research operations for their respective regions. The sales force is responsible for selling to new prospects, training new and existing clients, providing ongoing customer support, renewing existing client contracts and identifying cross-selling opportunities. In addition, the sales force has primary front-line responsibility for customer care.

Our sales strategy is to aggressively attract new clients, while providing ongoing incentives for existing clients to subscribe to additional services. We place a premium on training new and existing client personnel on the use of our services so as to promote maximum client utilization and satisfaction with our services. Our strategy also involves entering into multi-year, multi-market license agreements with our larger clients.

We seek to make our services essential to our clients' businesses. To encourage clients to use our services regularly, we generally charge a fixed monthly amount for our subscription-based services rather than fees based on actual system usage. Contract rates are based on the number of sites, number of users, organization size, the client's business focus and the number of services to which a client subscribes. Our subscription clients generally pay contract fees on a monthly basis, but in some cases may pay us on a quarterly or annual basis. In addition, through CoStar Property Express and CoStar COMPS Express, clients can access our database of commercial real estate information without a subscription.

Our customer service and support staff is charged with ensuring high client satisfaction by providing ongoing customer support.

Our primary marketing methods include: service demonstrations; face to face networking; Web-based marketing; direct marketing; communication via our corporate web site and news services; participation in trade show and industry events; print advertising in trade magazines and local business journals; client referrals; and CoStar Advisor™, the Company's newsletter, which is distributed to our clients and prospects. Web-based marketing and direct marketing are the most cost-effective means for us to find prospective clients. Our Web-based marketing efforts include paid advertising with major search engines and commercial real estate news sites and our direct marketing efforts include direct mail, email and telemarketing, and make extensive use of our unique, proprietary database. Once we have identified a prospective client, our most effective sales method is a service demonstration. We use various forms of advertising to build brand identity and reinforce the value and benefits of our services. We also sponsor and attend local association activities and events, and attend and/or exhibit at industry trade shows and conferences to reinforce our relationships with our core user groups, including industry-leading events for commercial brokers, retail and financial services institutions.

Competition

The market for information services generally is competitive and rapidly changing. In the commercial real estate industry, the principal competitive factors for commercial real estate information services and providers are:

- quality and depth of the underlying databases;
- ease of use, flexibility, and functionality of the software;
- timeliness of the data;
- breadth of geographic coverage and services offered;
- client service and support;
- perception that the service offered is the industry standard;
- price;
- effectiveness of marketing and sales efforts;
- proprietary nature of methodologies, databases and technical resources;
- vendor reputation;
- brand loyalty among customers; and

- capital resources.

We compete directly and indirectly for customers with the following categories of companies:

- online services or web sites targeted to commercial real estate brokers, buyers and sellers of commercial real estate properties, insurance companies, mortgage brokers and lenders, such as LoopNet, Inc., Reed Business Information Limited, Cityfeet.com, Inc., officespace.com, MrOfficeSpace.com and Tenant-Wise, Inc;

- publishers and distributors of information services, including regional providers and national print publications, such as Black's Guide, Marshall & Swift, Yale Robbins, Inc., Reis, Inc., Real Capital Analytics and Dorey Publishing and Information Services;

- locally controlled real estate boards, exchanges or associations sponsoring property listing services and the companies with whom they partner, such as Xceligent, the Commercial Association of Realtors Data Services and the Association of Industrial Realtors;

- in-house research departments operated by commercial real estate brokers; and

- public record providers.

As the commercial real estate information marketplace develops, additional competitors (including companies which could have greater access to data, financial, product development, technical or marketing resources than we do) may enter the market and competition may intensify. While we believe that we have successfully differentiated ourselves from existing competitors, competition could materially harm our business.

Proprietary Rights

To protect our proprietary rights in our methodologies, database, software, trademarks and other intellectual property, we depend upon a combination of:

- trade secret, copyright, trademark, database protection and other laws;

- nondisclosure, noncompetition and other contractual provisions with employees and consultants;

- license agreements with customers;

- patent protection; and

- technical measures.

We seek to protect our software's source code, our database and our photography as trade secrets and under copyright law. Although copyright registration is not a prerequisite for copyright protection, we have filed for copyright registration for many of our databases, photographs, software and other materials. Under current U.S. law, the arrangement and selection of data may be protected, but the actual data itself may not be. In addition, with respect to our U.K. databases, certain database protection laws provide additional protections of these databases. We license our services under license agreements that grant our clients non-exclusive, non-transferable licenses. These agreements restrict the disclosure and use of our information and prohibit the unauthorized reproduction or transfer of the information services we license.

We also attempt to protect the secrecy of our proprietary database, our trade secrets and our proprietary information through confidentiality and noncompetition agreements with our employees and consultants. Our services also include technical measures designed to discourage and detect unauthorized copying of our intellectual property.

We have filed trademark applications to register trademarks for a variety of names for CoStar services and other marks, and have obtained registered trademarks for a variety of our marks, including "CoStar", "COMPS", "CoStar Property", "CoStar Tenant" and "CoStar Group". Depending upon the jurisdiction, trademarks are generally valid as long as they are in use and/or their registrations are properly maintained and they have not been found to become generic. We consider our trademarks in the aggregate to constitute a valuable asset. In addition, we have filed several patent applications covering certain of our methodologies and software and currently have one patent in the U.K. which expires in 2021 covering, among other things, certain of our field research methodologies, and three patents in the U.S. which expire in 2020, 2021 and 2022, respectively, covering, among other things, critical elements of CoStar's proprietary field research technology and mapping tools. We regard the rights under our patents as valuable to our business but do not believe that our business is materially dependent on any single patent.

Employees

As of January 31, 2007, we employed 1,308 employees. None of our employees is represented by a labor union. We have experienced no work stoppages. We believe that our employee relations are excellent.

Available Information

Our investor relations Internet web site is http://www.costar.com/corporate/investor. The reports we file with or furnish to the Securities and Exchange Commission, including our annual report, quarterly reports and current reports, are available free of charge on our Internet web site as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. You may review and copy any of the information we file with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

Item 1A. Risk Factors

Cautionary Statement Concerning Forward-Looking Statements

We have made forward-looking statements in this report and make forward-looking statements in our press releases and conference calls that are subject to risks and uncertainties. Forward-looking statements include information that is not purely historic fact and include, without limitation, statements concerning our financial outlook for 2007 and beyond; our possible or assumed future results of operations generally; and other statements and information regarding assumptions about our revenues, EBITDA, fully diluted net income, taxable income, cash flow from operating activities, available cash, operating costs, amortization expense, intangible asset recovery, net income per share, diluted net income per share, weighted-average outstanding shares, capital and other expenditures, effective tax rate, equity compensation charges, future taxable income, purchase amortization, financing plans, geographic expansion, capital structure, contractual obligations, legal proceedings and claims, our database, database growth, services and facilities, employee relations and future economic performance; management's plans, goals and objectives for future operations; and growth and markets for our stock. The sections of this report which contain forward-looking statements include "Business," "Risk Factors," "Properties," "Legal Proceedings," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Quantitative and Qualitative Disclosures About Market Risk" and the Financial Statements and related Notes.

Our forward-looking statements are also identified by words such as "believes," "expects," "thinks," "anticipates," "intends," "estimates" or similar expressions. You should understand that these forward-looking statements are necessarily estimates reflecting our judgment, not guarantees of future performance. They are subject to a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. The following important factors, in addition to those discussed in "Risk Factors," and other unforeseen events or circumstances, could affect our future results and could cause those results or other outcomes to differ materially from those expressed or implied in our forward-looking statements: general economic conditions; customer retention; competition; our ability to identify and integrate acquisitions; our ability to control costs; our ability to continue to expand successfully; our ability to effectively penetrate the market for retail real estate information and gain acceptance in that market; litigation; changes or consolidations within the commercial real estate industry; release of new and upgraded services by us or our competitors; data quality; development of our sales force; employee retention; technical problems with our services; managerial execution; changes in relationships with real estate brokers and other strategic partners;

foreign currency fluctuations; legal and regulatory issues; changes in accounting policies or practices; and successful adoption of and training on our services.

Accordingly, you should not place undue reliance on forward-looking statements, which speak only as of the date of this report. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to update any such statements or release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Risk Factors

Our current or future geographic expansion plans may not result in increased revenues, which may negatively impact our business, results of operations and financial condition. Expanding into new markets and investing resources towards increasing the depth of our coverage within existing markets imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. During 2007, we expect to expand into 100 new MSAs in the U.S., expand geographic coverage in the U.K. and France and certain of our existing markets and increase the depth of our coverage in certain of our existing markets. If we are unable to manage these expansion efforts effectively, if the expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our financial condition could be adversely affected. In addition, if we incur significant costs to expand into these new markets or to improve data quality within existing markets, or are not successful in marketing and selling our services in these markets, our expansion may have a material adverse effect on our financial condition by increasing our expenses without increasing our revenues, adversely affecting our profitability.

Our continuing expansion into the retail real estate sector may not be completed successfully or may not result in increased revenues, which may negatively impact our business, results of operations and financial condition. Expanding into the retail real estate sector imposes additional burdens on our research, systems development, sales, marketing and general managerial resources. During the next year, we expect to significantly expand the number of retail properties contained within our database. If we are unable to manage this expansion plan effectively, if this expansion effort takes longer than planned or if our costs for this effort exceed our expectations, our financial condition could be adversely affected. In addition, if we incur significant costs to expand into the retail sector and we are not successful in marketing and selling our expanded services, or customers fail to accept these new services, our expansion may have a material adverse effect on our financial condition by increasing our expenses without increasing our revenues, adversely affecting our profitability.

Our revenues and financial condition will be adversely affected if we are not able to attract and retain clients. Our success and revenues depend on attracting and retaining subscribers to our information services. Our subscription-based information services generate the largest portion of our revenues. However, we may be unable to attract new clients in planned expansion markets and our clients in existing markets may decide not to add, not to renew or to cancel subscription services. In addition, in order to increase our revenue growth rate, we must continue to attract new customers, continue to keep our cancellation rate low and continue to sell new services to our existing customers. We may not be able to continue to grow our customer base as a result of several factors, including without limitation: a decision that customers have no need for our services; a decision to use alternative services; customers' and potential customers' pricing and budgetary constraints; consolidation in the real estate and/or financial services industries; data quality; technical problems; or economic or competitive pressures. If clients decide to cancel or not to renew their agreements, and we do not attract new clients or sell new services to our existing clients, then our revenues or our revenue growth rate may decline.

If our operating costs are higher than we expect, our profitability may be reduced. Many of our expenses, particularly personnel costs and occupancy costs, are relatively fixed. As a result, we may not be able to adjust spending quickly enough to offset any unexpected revenue shortfall or increase in expenses. Additionally, we may experience higher than expected operating costs, including increased personnel costs, occupancy costs, selling and marketing costs, investments in geographic expansion, acquisition costs, communications costs, travel costs, software development costs, professional fees and other costs. If operating costs exceed our expectations or cannot be adjusted accordingly, our profitability may be reduced and our results of operations and financial condition will be adversely affected.

General economic conditions could increase our expenses and reduce our revenues. Our business and the commercial real estate industry are particularly affected by negative trends in the general economy. The success of our business depends on a number of factors relating to general global, national, regional and local economic conditions, including inflation, interest rates, perceived and actual economic conditions, taxation policies, availability of credit, employment levels, and wage and salary levels. Negative general economic conditions could adversely affect our business by reducing our revenues and profitability. Any significant terrorist attack is likely to have a dampening effect on the economy in general which could negatively affect our financial performance and our stock price. In addition, a significant increase in inflation could increase our expenses more rapidly than expected, the effect of which may not be offset by corresponding increases in revenue. If clients choose to cancel our information services as a result of economic conditions, and we do not acquire new clients, our revenues may decline and our financial position would be adversely affected.

A downturn or consolidation in the commercial real estate industry may decrease customer demand for our services. A reversal of recent improvements in the commercial real estate industry's leasing activity, rental rates and absorption rates, or renewed downturn in the commercial real estate market may affect our ability to generate revenues and may lead to more cancellations by our current or future customers, both of which could cause our revenues or our revenue growth rate to decline and reduce our profitability. A depressed commercial real estate market has a negative impact on our core customer base, which could decrease demand for our information services. Also, companies in this industry are consolidating, often in order to reduce expenses. Consolidation may lead to more cancellations of our information services by our customers, reduce the number of our existing clients, reduce the size of our target market or increase our clients' bargaining power, all of which could cause our revenues or our revenue growth rate to decline and reduce our profitability.

International expansion may result in new business risks which may reduce our profitability. Our international operations and expansion could subject us to new business risks, including: adapting to the differing business practices and laws in foreign countries; difficulties in managing foreign operations; limited protection for intellectual property rights in some countries; difficulty in collecting accounts receivable and longer collection periods; costs of enforcing contractual obligations; impact of recessions in economies outside the United States; currency exchange rate fluctuations; and potentially adverse tax consequences. In addition, international expansion imposes additional burdens on our executive and administrative personnel, systems development, research and sales departments, and general managerial resources. If we are not able to manage our growth successfully, we may incur higher expenses and our profitability may be reduced. Finally, the investment required for international expansion could exceed the profit generated from such expansion, which would reduce our profitability and adversely affect our financial condition.

If we are not able to successfully identify and integrate acquisitions, our business operations and financial condition could be adversely affected. We have expanded our markets and services in part through acquisitions of complementary businesses, services, databases and technologies, and expect to continue to do so in the future. Our strategy to acquire complementary companies or assets depends on our ability to identify, and the availability of, suitable acquisition candidates. In addition, acquisitions involve numerous risks, including managing the integration of personnel and products; managing geographically remote operations, such as SPN in Scotland, Grecam in France and Property Investment Exchange Limited in the U.K.; the diversion of management's attention from other business concerns; the inherent risks in entering markets and sectors in which we have either limited or no direct experience; and the potential loss of key employees or clients of the acquired companies. We may not successfully integrate any acquired businesses or assets and may not achieve anticipated benefits of any acquisition. Acquisitions could result in dilutive issuances of equity securities, the incurrence of debt, one-time write-offs of goodwill and substantial amortization expenses of other intangible assets.

Technical problems that affect either our customers' ability to access our services, or the software, internal applications and systems underlying our services, could lead to reduced demand for our information services, lower revenues and increased costs. Our business increasingly depends upon the satisfactory performance, reliability and availability of our web site, the Internet and our service providers. Problems with our web site, the Internet or the services provided by our local exchange carriers or Internet service providers could result in slower connections for our customers or interfere with our customers' access to our information services. If we experience technical problems in distributing our services, we could experience reduced demand for our information services. In addition, the software, internal applications and systems underlying our services are complex and may not be efficient or error-free. Despite careful development and testing, we cannot be certain that we will not encounter technical problems when we attempt to enhance our software, internal applications and systems. For example, during the fourth quarter of 2006, as part of our upgrade to CoStar COMPS, we integrated our internal research application used by our research staff to update our database of commercial real estate information. If this application does not continue to work properly, the ability of our clients to access our services may be affected, which could result in reduced demand for our services, lower revenues and higher costs. Any inefficiencies, errors or technical problems with our software, internal applications and systems could reduce the quality of our services or interfere with our customers' access to our information services, which could reduce the demand for our services, lower our revenues and increase our costs.

Temporary or permanent outages of our computers, software or telecommunications equipment could lead to reduced demand for our information services, lower revenues and increased costs. Our operations depend on our ability to protect our database, computers and software, telecommunications equipment and facilities against damage from potential dangers such as fire, power loss, security breaches, computer viruses and telecommunications failures. Any temporary or permanent loss of one or more of these systems or facilities from an accident, equipment malfunction or some other cause could harm our business. If we experience a failure that prevents us from delivering our information services to clients, we could experience reduced demand for our information services, lower revenues and increased costs.

Changes in accounting and reporting policies or practices may affect our financial results or presentation of results, which may affect our stock price. Changes in accounting and reporting policies or practices could reduce our net income, which reductions may be independent of changes in our operations. These reductions in reported net income could cause our stock price to decline. For example, in the first quarter of 2006, we adopted the provisions of SFAS 123R, which required us to expense the value of granted stock options. We recorded $2.9 million in compensation charges for stock options in 2006. In addition, in the fourth quarter of 2004, we recorded a one-time income tax credit of $16.7 million primarily related to the release of our previously recorded valuation allowance against our net operating loss carryforwards, and as a result our net income for the fourth quarter and year ended December 31, 2004 was significantly higher than in previous periods. As a result of the release of our previously recorded valuation allowance, we record income tax expense at an effective tax rate that approximates the statutory tax rates, but can fluctuate on an overall basis.

Competition could render our services uncompetitive. The market for information systems and services in general is highly competitive and rapidly changing. Our existing competitors, or future competitors, may have greater name recognition, larger customer bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have. Our competitors may be able to undertake more effective marketing campaigns, obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

If we are not able to obtain and maintain accurate, comprehensive or reliable data, we could experience reduced demand for our information services. Our success depends on our clients' confidence in the comprehensiveness, accuracy and reliability of the data we provide. The task of establishing and maintaining accurate and reliable data is challenging. If our data, including the data we obtain from third parties, is not current, accurate, comprehensive or reliable, we could experience reduced demand for our services or legal claims by our customers, which could result in lower revenues and higher expenses. In November 2006, we integrated our internal research processes that our U.S. researchers use to update our database. Any inefficiencies, errors, or technical problems with this new application could reduce the quality of our data, which could result in reduced demand for our services, lower revenues and higher costs.

We have experienced operating losses and our future profitability is uncertain. Until the third quarter of 2003, we had not recorded an overall operating profit because the investment required for geographic expansion and new information services had caused our expenses to exceed our revenues. Our ability to continue to earn a profit will largely depend on our ability to manage our growth, including our expansion plans, and to generate revenues that exceed our expenses. We generated net income for the years ended December 31, 2003, 2004, 2005, and 2006 and our decision to release the valuation allowance on our deferred tax assets in 2004 was based on our expectation of future taxable income from operations; however, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. We will continue to evaluate our expectation of future taxable income during each quarter, and if we are unable to conclude that it is more likely than not that we will continue to be profitable, then the realization of our deferred tax assets could become uncertain. In such a case, we may be required to establish a valuation allowance against some or all of our deferred tax assets, which could result in a significant charge to our earnings that could adversely affect our net income in the period in which the charge is incurred. In addition, our ability to continue to earn a profit, to increase revenues or to control costs could be affected by the factors set forth in this section. We may not be able to generate revenues or control expenses to a degree sufficient to earn a profit, to increase profits on a quarterly or annual basis, or to sustain or increase our future revenue growth and, as a result, the market price of our common stock may decline.

Litigation or government investigations in which we become involved may significantly increase our expenses and adversely affect our stock price. Currently and from time to time, we are a party to various lawsuits. Any lawsuits, threatened lawsuits or government investigations in which we are involved could cost us a significant amount of time and money to defend, could result in negative publicity, and could adversely affect our stock price. In addition, if any claims are determined against us or if a settlement requires us to pay a large monetary amount, our profitability could be significantly reduced and our financial position could be adversely affected. We cannot assure you that we will have any or sufficient insurance to cover any litigation claims.

If we are unable to hire qualified persons for, or retain and continue to develop, our sales force, or if our sales force is unproductive, our revenues could be adversely affected. In order to support revenue growth, we need to continue to develop, train and retain our sales force. Our ability to build and develop a strong sales force may be affected by a number of factors, including: our ability to attract, integrate and motivate sales personnel; our ability to effectively train our sales force; the ability of our sales force to sell an increased number of services; our ability to manage effectively an outbound telesales group; the length of time it takes new sales personnel to become productive; the competition we face from other companies in hiring and retaining sales personnel; and our ability to effectively manage a multi-location sales organization. If we are unable to hire qualified sales personnel and develop and retain the members of our sales force, including sales force management, or if our sales force is unproductive, our revenues or growth rate could decline and our expenses could increase.

Our stock price may be negatively affected by fluctuations in our financial results. Our operating results, revenues and expenses may fluctuate with general economic conditions and also for many other reasons, many of which are outside of our control, such as: cancellations or non-renewals of our services; competition; our ability to control expenses; loss of clients or revenues; technical problems with our services; changes or consolidation in the real estate industry; our investments in geographic expansion and to increase coverage in existing markets; interest rate fluctuations; the timing and success of new service introductions and enhancements; successful execution of our expansion plans; data quality; the development of our sales force; managerial execution; employee retention; foreign currency fluctuations; inflation; successful adoption of and training on our services; litigation; acquisitions of other companies or assets; sales, brand enhancement and marketing promotional activities; client support activities; changes in client budgets; or our investments in other corporate resources. In addition, changes in accounting policies or practices may affect our level of net income, including without limitation, changes requiring us to expense stock options. Fluctuations in our financial results, revenues and expenses may cause the market price of our common stock to decline.

We may not be able to successfully introduce new or upgraded information services, which could decrease our revenues and our profitability. Our future business and financial success will depend on our ability to continue to introduce new and upgraded services into the marketplace. To be successful, we must adapt to rapid technological changes by continually enhancing our information services. Developing new services and upgrades to services imposes heavy burdens on our systems department, management and researchers. This process is costly, and we cannot assure you that we will be able to successfully develop and enhance our services. In addition, successfully launching and selling a new service puts pressure on our sales and marketing resources. If we are unable to develop new or upgraded services, then our customers may choose a competitive service over ours and our revenues may decline and our profitability may be reduced. In addition, if we incur significant costs in developing new or upgraded services, are not successful in marketing and selling these new services or upgrades, or our customers fail to accept these new services, it could have a material adverse effect on our results of operations by decreasing our revenues or our revenue growth rate and by reducing our profitability.

Fluctuating foreign currencies may negatively impact our business, results of operations and financial condition. Due to our acquisition of FOCUS Information, Scottish Property Network ("SPN"), Grecam S.A.S and Property Investment Exchange Limited ("Propex"), a portion of our business is denominated in the British Pound and Euro and as a result, fluctuations in foreign currencies may have an impact on our business, results of operations and financial condition. Currencies may be affected by internal factors, and external developments in other countries, all of which can have an adverse impact on a country's currency. Currently, we are not party to any hedging transactions intended to reduce our exposure to exchange rate fluctuations. We may seek to enter into hedging transactions in the future but we may be unable to enter into these transactions successfully, on acceptable terms or at all. We cannot predict whether we will incur foreign exchange losses in the future. Further, significant foreign exchange fluctuations resulting in a decline in the British Pound or Euro may decrease the value of our foreign assets, as well as decrease our revenues and earnings from our foreign subsidiaries.

If we are unable to enforce or defend our ownership and use of intellectual property, our business, competitive position and operating results could be harmed. The success of our business depends in large part on the intellectual property involved in our methodologies, database, services and software. We rely on a combination of trade secret, patent, copyright and other laws, nondisclosure and noncompetition provisions, license agreements and other contractual provisions and technical measures to protect our intellectual property rights. However, current law may not provide for adequate protection of our databases and the actual data. In addition, legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses are uncertain and evolving, and we cannot assure you of the future viability or value of any of our proprietary rights. Our business could be significantly harmed if we are not able to protect our content and our other intellectual property. The same would be true if a court found that our services infringe other persons' intellectual property rights. Any intellectual property lawsuits or threatened lawsuits in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management's attention from operating our business. In addition, if we do not prevail on any intellectual property claims, this could result in a change to our methodology or information services and could reduce our profitability.

Our business depends on retaining and attracting highly capable management and operating personnel. Our success depends in large part on our ability to retain and attract management and operating personnel, including our President and Chief Executive Officer, Andrew Florance, and our other officers and key employees. Our business requires highly skilled technical, sales, management, web-development, marketing and research personnel, who are in high demand and are often subject to competing offers. To retain and attract key personnel, we use various measures, including employment agreements, awards under a stock incentive plan and incentive bonuses for key executive officers. These measures may not be enough to retain and attract the personnel we need or to offset the impact on our business of the loss of the services of Mr. Florance or other key officers or employees.

We may be subject to legal liability for displaying or distributing information. Because the content in our database is distributed to others, we may be subject to claims for defamation, negligence or copyright or trademark infringement or claims based on other theories. We could also be subject to claims based upon the content that is accessible from our web site through links to other web sites or information on our web site supplied by third parties. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against any claims. Our potential liability for information distributed by us to others could require us to implement measures to reduce our exposure to such liability, which may require us to expend substantial resources and limit the attractiveness of our information services to users.

Market volatility may have an adverse effect on our stock price. The trading price of our common stock has fluctuated widely in the past, and we expect that it will continue to fluctuate in the future. The price could fluctuate widely based on numerous factors, including: quarter-to-quarter variations in our operating results; changes in analysts' estimates of our earnings; announcements by us or our competitors of technological innovations or new services; general conditions in the commercial real estate industry; developments or disputes concerning copyrights or proprietary rights; regulatory developments; and economic or other factors. In addition, in recent years, the stock market in general, and the shares of Internet-related and other technology companies in particular, have experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the specific companies.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters is located in Bethesda, Maryland, where we occupy approximately 73,500 square feet of office space. Our main lease for our Bethesda, Maryland headquarters expires on March 14, 2010.

In addition to our Bethesda, Maryland facility, our research operations are principally run out of leased spaces in San Diego, California; Columbia, Maryland; White Marsh, Maryland; London, England; Paisley, Scotland; and Paris, France. Additionally, we lease office space in a variety of other metropolitan areas, which generally house our field sales offices. These locations include, without limitation, the following: New York; Los Angeles; Chicago; San Francisco; Boston; Manchester, England; Orange County, California; Philadelphia; Houston; Atlanta; Phoenix; Detroit; Pittsburgh; Iselin, New Jersey; Miami; Denver; Dallas; Kansas City; Cleveland; Cincinnati; Tustin, California; Tampa; St. Louis; Portland, Oregon; and Stamford, Connecticut.

We believe these facilities are suitable and appropriately support our business needs.

Item 3. Legal Proceedings

Currently, and from time to time, we are involved in litigation incidental to the conduct of our business. We are not a party to any lawsuit or proceeding that, in the opinion of our management based on consultations with legal counsel, is likely to have a material adverse effect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

We did not submit any matters to a vote of our security holders during the quarter ended December 31, 2006.

PART II

Item 5. Market for the Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock. Our common stock is traded on the Nasdaq Global Select Market® under the symbol "CSGP." The following table sets forth, for the periods indicated, the high and low daily closing prices per share of our common stock, as reported by the Nasdaq Global Select Market®.

	High	Low
Year Ended December 31, 2005		
First Quarter	$46.21	$36.83
Second Quarter	$45.31	$33.72
Third Quarter	$49.81	$44.81
Fourth Quarter	$49.19	$43.17
Year Ended December 31, 2006		
First Quarter	$56.43	$43.28
Second Quarter	$61.22	$48.65
Third Quarter	$60.57	$38.52
Fourth Quarter	$55.20	$41.04

As of February 1, 2007, there were 178 holders of record of our common stock.

Dividend Policy. We have never declared or paid any dividends on our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial condition and other factors deemed relevant by our Board of Directors. We do not anticipate paying any dividends on our common stock during the foreseeable future, but intend to retain any earnings for future growth of our business.

Recent Issues of Unregistered Securities. We did not issue any unregistered securities during the quarter ended December 31, 2006.

Issuer Purchases of Equity Securities. The following table is a summary of our repurchases of common stock during each of the three months in the quarter ended December 31, 2006:

ISSUER PURCHASES OF EQUITY SECURITIES

Month, 2006	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 through 31	—	—	—	—
November 1 through 30	—	—	—	—
December 1 through 31	95(1)	$50.70	—	—
Total	95	$50.70	—	—

(1) The number of shares purchased consists of shares of common stock tendered by employees to the Company to satisfy the employees' tax withholding obligations arising as a result of vesting of restricted stock grants under the Company's 1998 Stock Incentive Plan, as amended, which shares were purchased by the Company based on their fair market value on the vesting date. None of these share purchases were part of a publicly announced program to purchase common stock of the Company.

Stock Price Performance Graph

The stock performance graph below shows how an initial investment of $100 in our common stock would have compared to:

- An equal investment in the Standards & Poor's Stock 500 Index ("S&P 500").
- An equal investment in the S&P 500 Application Software Index.

The comparison covers the period beginning December 31, 2001, and ending on December 31, 2006, and assumes the reinvestment of any dividends. You should note that this performance is historical and is not necessarily indicative of future price performance.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN



250
200
150
100
50
0
DOLLARS
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
CoStar Group, Inc.
S&P 500 Index
S&P 500 Application Software Index

Company / Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
CoStar Group, Inc.	100	76.84	173.68	192.34	179.80	223.07
S&P 500 Index	100	77.90	100.25	111.15	116.61	135.03
S&P 500 Application Software Index	100	51.81	75.18	83.92	92.90	97.85

Item 6. Selected Consolidated Financial and Operating Data

Selected Consolidated Financial and Operating Data
(in thousands, except per share data and other operating data)

The following table provides selected consolidated financial and other operating data for the five years ended December 31, 2006. The Consolidated Statement of Operations Data shown below for each of the three years ended December 31, 2004, 2005, and 2006 and the Consolidated Balance Sheet Data as of December 31, 2005 and 2006 are derived from audited consolidated financial statements that are included in this report. The Consolidated Statement of Operations Data for each of the years ended December 31, 2002 and 2003 and the Consolidated Balance Sheet Data as of December 31, 2002, 2003, and 2004 shown below are derived from audited consolidated financial statements for those years that are not included in this report.

Consolidated Statement of Operations Data:	Fiscal Year Ended December 31, 2002	2003	2004	2005	2006
Revenues	$79,363	$95,105	$112,085	$134,338	$158,889
Cost of revenues	28,012	30,742	35,384	44,286	56,136
Gross margin	51,351	64,363	76,701	90,052	102,753
Operating expenses	56,894	64,361	69,955	82,710	88,672
Income (loss) from operations	(5,543)	2	6,746	7,342	14,081
Other income, net	759	380	1,314	3,455	6,845
Income (loss) before income taxes	(4,784)	382	8,060	10,797	20,926
Income tax expense (benefit)	—	282	(16,925)	4,340	8,516
Net income (loss)	$ (4,784)	$ 100	$ 24,985	$ 6,457	$ 12,410
Net income (loss) per share – basic	$ (0.30)	$ 0.01	$ 1.38	$ 0.35	$ 0.66
Net income (loss) per share – diluted	$ (0.30)	$ 0.01	$ 1.33	$ 0.34	$ 0.65
Weighted average shares outstanding – basic	15,759	16,202	18,165	18,453	18,751
Weighted average shares outstanding – diluted	15,759	16,674	18,827	19,007	19,165

Consolidated Balance Sheet Data:	As of December 31, 2002	2003	2004	2005	2006
Cash, cash equivalents, and short-term investments	$ 43,530	$ 97,449	$117,069	$134,185	$158,148
Working capital	36,993	88,207	107,875	124,501	154,606
Total assets	118,907	183,900	232,691	248,059	275,437
Total liabilities	14,890	15,531	21,747	23,263	25,327
Stockholders' equity	104,017	168,369	210,944	224,796	250,110

Other Operating Data:	As of December 31, 2002	2003	2004	2005	2006
Markets covered by database	50	51	58	68	71
Number of subscription client sites	6,907	8,582	9,489	11,464	13,257
Billions of square feet in U.S. database	25.0	27.7	30.4	35.5	37.1
Total properties in database	1,033,000	1,521,000	1,622,000	1,817,000	2,052,000
Images in database	1,500,000	1,805,000	2,255,000	3,234,000	3,774,000

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains "forward-looking statements," including statements about our beliefs and expectations. There are many risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. Potential factors that could cause actual results to differ materially from those discussed in any forward-looking statements include, but are not limited to, those stated above in Item 1A. under the headings "Risk Factors — Cautionary Statement Concerning Forward-Looking Statements" and "— Risk Factors," as well as those described from time to time in our filings with the Securities and Exchange Commission.

All forward-looking statements are based on information available to us on the date of this filing, and we assume no obligation to update such statements. The following discussion should be read in conjunction with our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission and the consolidated financial statements and related notes in this Annual Report on Form 10-K.

Overview

CoStar is the leading provider of information services to the commercial real estate industry in the United States and the United Kingdom based on the fact that we offer the most comprehensive commercial real estate database available, have the largest research department in the industry, provide more information services than any of our competitors and believe we generate more revenues than any of our competitors. We have created a standardized information platform where the members of the commercial real estate and related business community can continuously interact and facilitate transactions by efficiently exchanging accurate and standardized commercial real estate information. Our integrated suite of online service offerings includes information about space available for lease, comparable sales information, tenant information, information about properties for sale, information for clients' web sites, information about industry professionals and their business relationships, analytic information, data integration, property marketing and industry news. Our service offerings span all commercial property types — office, industrial, retail, land, mixed-use, hospitality and multifamily.

Since 1994, we have expanded the geographical coverage of our existing information services and developed new information services. In addition to internal growth, this expansion included the acquisitions of Chicago ReSource, Inc. in Chicago in 1996 and New Market Systems, Inc. in San Francisco in 1997. In August 1998, we expanded into the Houston region through the acquisition of Houston-based real estate information provider C Data Services, Inc. In January 1999, we expanded further into the Midwest and Florida by acquiring LeaseTrend, Inc. and into Atlanta and Dallas/Fort Worth by acquiring Jamison Research, Inc. In February 2000, we acquired Comps, a San Diego-based provider of commercial real estate information. In November 2000, we acquired First Image Technologies, Inc. In September 2002, we expanded further into Portland, Oregon through the acquisition of certain assets of Napier Realty Advisors d/b/a REAL-NET. In January 2003, we established a base in the United Kingdom with our acquisition of London-based Property Intelligence. In May 2004, we expanded into Tennessee through the acquisition of Peer Market Research, Inc., and in September 2004, we extended our coverage of the United Kingdom through the acquisition of Scottish Property Network. In September 2004, we strengthened our position in Denver, Colorado through the acquisition of substantially all of the assets of RealComp, Inc., a local comparable sales information provider. In January 2005, we acquired National Research Bureau ("NRB"), a leading provider of U.S. shopping center information. Additionally, in December 2006, our U.K. Subsidiary, Costar Limited, acquired Grecam S.A.S. ("Grecam") located in Paris, France, a provider of commercial property information and market-level surveys, studies and consulting services. In February 2007, CoStar Limited also acquired Property Investment Exchange Limited ("Propex"), a provider of commercial property information and operator of an investment property exchange located in London, England. The more recent acquisitions are discussed later in this section.

Our current expansion plan began in 2004 and included entering 21 new metropolitan markets throughout the United States as well as expanding the geographical boundaries of many of our existing U.S. and U.K. markets during 2005 and 2006. As of February 2006, our expansion into the 21 new markets was complete.

In early 2005 we announced the launch of a major effort to expand our coverage of retail real estate information. The new retail component of our flagship product, CoStar Property Professional, was unveiled in May 2006 at the International Council of Shopping Centers' convention in Las Vegas.

In July 2006, we announced our intention to commence actively researching commercial properties in approximately 100 new Metropolitan Statistical Areas ("MSAs") across the United States in an effort to expand the geographical coverage of our service offerings, including our new retail service. During 2006, in connection with our plan to actively research commercial properties in these new MSAs, we increased our U.S. field research fleet by adding 89 vehicles and hired researchers to staff these vehicles. Further, in support of our expanded research efforts, we opened a research facility under a short-term lease in White Marsh, Maryland and hired and trained additional researchers and other personnel. We intend to enter into a long-term lease for a new research facility in White Marsh, Maryland in 2007.

As a result of our recent acquisitions of Propex and Grecam, we also intend to invest further in our U.K. and French operations and to expand the coverage of our service offerings within the U.K. and France. CoStar intends to integrate its U.K. and French operations more fully with those of the U.S. and eventually to introduce a consistent international platform of service offerings.

Our current expansion plan, further geographical expansion into approximately 100 new MSAs, expansion of coverage of retail real estate information, expansion of our coverage in existing markets and expansion of our U.K. and French operations, has caused, and will continue to cause, our cost structure to escalate in advance of the revenues that we expect to generate from these new markets and services, which may reduce our earnings or earnings growth.

We expect to continue to develop and distribute new services, expand existing services and coverage across our current markets, expand geographically in the U.S. and international markets, consider strategic acquisitions, and expand our sales and marketing organization. Any future significant expansion could reduce our profitability and significantly increase our capital expenditures. Therefore, while we expect current service offerings in existing markets to remain generally profitable and provide substantial funding for our overall business, it is possible that further overall expansion could cause us to generate losses and negative cash flow from operations in the future.

We expect 2007 revenue to grow over 2006 revenue as a result of further penetration of our services in our potential customer base across our platform, successful cross selling of our services to our existing customer base, continued geographic expansion and acquisitions. We expect that 2007 EBITDA, which is our net-income before interest, income taxes, depreciation and amortization, could increase from 2006 based on the growth in EBITDA from U.S. operations which will be partially offset by our plan to expand and integrate our U.K. and French operations. We anticipate our EBITDA for our existing core platform to continue to grow principally due to growth in revenue.

Beginning on January 1, 2006, we began accounting for stock based compensation under the provisions of SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), which requires the recognition of the fair value of stock-based compensation. Under the fair value recognition provisions of SFAS 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. Upon adoption of SFAS 123R in the first quarter of 2006, we recorded a charge in general and administrative expenses in our consolidated statements of operations of approximately $35,000, representing the cumulative effect of a change in accounting principle.

In 2006, we issued restricted stock and stock options to our officers, directors and employees, and as a result we recorded additional compensation expense in our consolidated statement of operations. We plan to continue the use of alternative stock-based compensation for our officers, directors and employees, which may include, among other things, restricted stock or stock option grants that typically will require us to record additional compensation expense in our consolidated statement of operations and reduce our net income. We incurred approximately $4.2 million in total equity compensation expense in 2006.

Our subscription-based information services, consisting primarily of CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional and FOCUS services, currently generate approximately 96% of our total revenues. Our contracts for our subscription-based information services typically have a minimum term of one year and renew automatically. Upon renewal, many of the subscription contract rates may increase in accordance with contract provisions or as a result of contract renegotiations. To encourage clients to use our services regularly, we generally charge a fixed monthly amount for our subscription-based services rather than fees based on actual system usage. Contract rates are based on the number of sites, number of users, organization size, the client's business focus and the number of services to which a client subscribes. Our subscription clients generally pay contract fees on a monthly basis, but in some cases may pay us on a quarterly or annual basis. We recognize this revenue on a straight-line basis over the life of the contract. Annual and quarterly advance payments result in deferred revenue, substantially reducing the working capital requirements generated by accounts receivable.

For the years ended December 31, 2005 and 2006, our contract renewal rate was over 90%.

Application of Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. The following accounting policies involve a "critical accounting estimate" because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period. Changes in the accounting estimates we use are reasonably likely to occur from period to period which may have a material impact on the presentation of our financial condition and results of operations. We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary.

Valuation of long-lived and intangible assets and goodwill

We assess the impairment of long-lived assets, identifiable intangibles and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- Significant negative industry or economic trends; or
- Significant decline in our market capitalization relative to net book value for a sustained period.

When we determine that the carrying value of long-lived and identifiable intangible assets may not be recovered based upon the existence of one or more of the above indicators, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Goodwill and identifiable intangible assets not subject to amortization are tested annually on October 1st of each year for impairment and may be tested for impairment more frequently based upon the existence of one or more of the above indicators. We measure any impairment loss as the extent to which the carrying amount of the asset exceeds its fair value.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and assess the temporary differences resulting from differing treatment of items, such as deferred revenue or deductibility of certain intangible assets, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then also assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, to the extent we believe that it is more likely than not that some portion or all of our deferred tax assets will not be realized, we must establish a valuation allowance. To the extent we establish a valuation allowance or change the allowance in a period, we must reflect the corresponding increase or decrease within the tax provision in the statement of operations.

As of the fourth quarter of 2004, we determined that it was more likely than not that we would generate taxable income from operations and be able to realize tax benefits arising from use of our net operating loss carryforwards to reduce the income tax we will owe on this taxable income. Prior to the fourth quarter of 2004, we recorded a valuation allowance on the deferred tax assets associated with these future tax benefits because we were not certain we would generate taxable income in the future. The release of the valuation allowance in the fourth quarter of 2004 resulted in a tax benefit of approximately $26.2 million. This included an income tax benefit of approximately $16.7 million that was recognized in our results from operations. We also recognized a tax benefit of approximately $9.5 million as additional paid-in capital for our net operating loss carryforwards attributable to tax deductions for stock options. As of December 31, 2006, we continued to maintain a valuation allowance of approximately $337,000 for certain state net operating loss carryforwards. At December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $43.1 million, which expire, if unused, from the year 2013 through the year 2023.

Our decision to release the valuation allowance on our deferred tax asset was based on our expectation that we will recognize taxable income from operations in the future, which will enable us to use our net operating loss carryforwards. We believe our expectation that we will recognize taxable income in the future is supported by our increase in net earnings over the last three years, our revenue growth, our renewal rates with our existing customers, and our business model, which permits some control over future costs. We will continue to evaluate our expectation of future taxable income during each quarter. If we are unable to conclude that it is more likely than not that we will realize the future tax benefits associated with our deferred tax assets, then we may be required to establish a valuation allowance against some or all of the deferred tax assets.

For the next two years, however, we expect the majority of our taxable income to be offset by our net operating loss carryforwards. As a result, we expect our cash payments for taxes to be limited primarily to federal alternative minimum taxes and to state income taxes in certain states. Our U.K. expansion will generate net operating losses in the U.K. The loss in the U.K. will generate a lower tax benefit than if the costs were incurred in the U.S., thereby creating a higher effective tax rate in 2007.

Effective for fiscal quarters beginning after December 31, 2006, we will adopt the provisions of FIN 48 "Accounting for Uncertainty in Income Taxes". This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We do not expect the adoption of FIN 48 to have a material impact on our results of operations and financial condition.

Accounting for employee stock options

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard No. 123R "Accounting for Stock-Based Compensation" (SFAS 123R) utilizing the modified prospective approach. Under the modified prospective approach, SFAS 123R applies to new stock-based compensation awards and to awards that were outstanding on January 1, 2006, that are subsequently modified, repurchased or cancelled. Under the fair value recognition provisions of this statement we use the Black-Scholes option-pricing model to determine the fair value of our share-based compensation awards. This model employs the following key assumptions. Expected volatility is based on the annualized daily historical volatility of our stock price, over the expected life of the option. Expected term of the option is based on historical employee stock option exercise behavior, the vesting terms of the respective option and a contractual life of ten years. Our stock price volatility and option lives and expected dividends involve management's best estimates at that time, all of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option.

SFAS 123R also requires that we recognize compensation expense for only the portion of options or stock units that are expected to vest. In order to determine the portion of options and stock units expected to vest, we apply estimated forfeiture rates that are derived from historical employee termination behavior.

If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Non-GAAP Financial Measures

We prepare and publicly release quarterly unaudited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial measures in our public releases. Currently, the non-GAAP financial measure that we disclose is EBITDA, which is our net income (loss) before interest, income taxes, depreciation and amortization. We disclose EBITDA in our earnings releases, investor conference calls and filings with the Securities and Exchange Commission. The non-GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies. Also, in the future, we may disclose different non-GAAP financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations.

We view EBITDA as an operating performance measure and as such we believe that the GAAP financial measure most directly comparable to it is net income (loss). In calculating EBITDA we exclude from net income (loss) the financial items that we believe should be separately identified to provide additional analysis of the financial components of the day-to-day operation of our business. We have outlined below the type and scope of these exclusions and the material limitations on the use of these non-GAAP financial measures as a result of these exclusions. EBITDA is not a measurement of financial performance under GAAP and should not be considered as a measure of liquidity, as an alternative to net income (loss) or as an indicator of any other measure of performance derived in accordance with GAAP. Investors and potential investors in our securities should not rely on EBITDA as a substitute for any GAAP financial measure, including net income (loss). In addition, we urge investors and potential investors in our securities to carefully review the reconciliation of EBITDA to net income (loss) set forth below, in our earnings releases and in other filings with the Securities and Exchange Commission and to carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K that are filed with the Securities and Exchange Commission, as well as our quarterly earnings releases, and compare the GAAP financial information with our EBITDA.

EBITDA is used by management to internally measure our operating and management performance and by investors as a supplemental financial measure to evaluate the performance of our business that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our business. We have spent more than 18 years building our database of commercial real estate information and expanding our markets and services partially through acquisitions of complimentary businesses. Due to the expansion of our information services, which included acquisitions, our net income (loss) has included significant charges for purchase amortization, depreciation and other amortization. EBITDA excludes these charges and provides meaningful information about the operating performance of our business, apart from charges for purchase amortization, depreciation and other amortization. We believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our performance from quarter to quarter and from year to year. We also believe EBITDA is a measure of our ongoing operating performance because the isolation of non-cash charges, such as amortization and depreciation, and non-operating items, such as interest and income taxes, provides additional information about our cost structure, and, over time, helps track our operating progress. In addition, investors, securities analysts and others have regularly relied on EBITDA to provide a financial measure by which to compare our operating performance against that of other companies in our industry.

Set forth below are descriptions of the financial items that have been excluded from our net income (loss) to calculate EBITDA and the material limitations associated with using this non-GAAP financial measure as compared to net income (loss):

- Purchase amortization in cost of revenues may be useful for investors to consider because it represents the use of our acquired database technology, which is one of the sources of information for our database of commercial real estate information. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.

- Purchase amortization in operating expenses may be useful for investors to consider because it represents the estimated attrition of our acquired customer base and the diminishing value of any acquired tradenames. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.
- Depreciation and other amortization may be useful for investors to consider because they generally represent the wear and tear on our property and equipment used in our operations. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.
- The amount of net interest income we generate may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of net interest income to be a representative component of the day-to-day operating performance of our business.
- Income tax expense (benefit) may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes during the period and may reduce the amount of funds otherwise available for use in our business. However, we do not consider the amount of income tax expense (benefit) to be a representative component of the day-to-day operating performance of our business.

Management compensates for the above-described limitations of using non-GAAP measures by only using a non-GAAP measure to supplement our GAAP results and to provide additional information that is useful to gain an understanding of the factors and trends affecting our business.

The following table shows our EBITDA reconciled to our net income and our cash flows from operating, investing and financing activities for the indicated periods (in thousands of dollars):

	Fiscal Year Ended December 31,		
	2004	2005	2006
Net income	$ 24,985	$ 6,457	$ 12,410
Purchase amortization in cost of revenues	2,453	1,250	1,205
Purchase amortization in operating expenses	4,351	4,469	4,183
Depreciation and other amortization	6,206	5,995	6,421
Interest income, net	(1,314)	(3,455)	(6,845)
Income tax (benefit) expense	(16,925)	4,340	8,516
EBITDA	$ 19,756	$ 19,056	$ 25,890
Cash flows provided by (used in)			
Operating activities	$ 24,723	$ 22,919	$ 32,751
Investing activities	$(29,946)	$(38,732)	$(28,493)
Financing activities	$ 6,297	$ 7,412	$ 5,582

Consolidated Results of Operations

The following table provides our selected consolidated results of operations for the indicated periods (in thousands of dollars and as a percentage of total revenue):

	Fiscal Year Ended December 31,					
	2004		2005		2006	
Revenues	$112,085	100.0%	$134,338	100.0%	$158,889	100.0%
Cost of revenues	35,384	31.6	44,286	33.0	56,136	35.3
Gross margin	76,701	68.4	90,052	67.0	102,753	64.7
Operating expenses:						
Selling and marketing	29,458	26.3	38,351	28.6	41,774	26.3
Software development	8,492	7.6	10,123	7.5	12,008	7.6
General and administrative	27,654	24.6	27,550	20.5	30,707	19.3
Restructuring charge	—	0.0	2,217	1.7	—	0.0
Purchase amortization	4,351	3.9	4,469	3.3	4,183	2.6
Total operating expenses	69,955	62.4	82,710	61.6	88,672	55.8
Income from operations	6,746	6.0	7,342	5.4	14,081	8.9
Other income	1,314	1.2	3,455	2.6	6,845	4.3
Income before income taxes	8,060	7.2	10,797	8.0	20,926	13.2
Income tax expense (benefit)	(16,925)	(15.1)	4,340	3.2	8,516	5.4
Net income	$ 24,985	22.3%	$ 6,457	4.8%	$ 12,410	7.8%

Comparison of Year Ended December 31, 2006 and Year Ended December 31, 2005

Revenues. Revenues grew 18.3% from $134.3 million in 2005 to $158.9 million in 2006. This increase in revenue is principally due to further penetration of our subscription-based information services, as well as the successful cross-selling to our customer base across our service platform in existing markets combined with continued high renewal rates. Our subscription-based information services, consisting primarily of CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional and FOCUS services, currently generate 96% of our total revenues.

Gross Margin. Gross margin increased from $90.1 million in 2005 to $102.8 million in 2006. Gross margin percentage decreased from 67.0% in 2005 to 64.7% in 2006. The increase in the gross margin amount resulted principally from internal revenue growth from our subscription-based information services, partially offset by an increase in cost of revenues. Cost of revenues increased from $44.3 million in 2005 to $56.1 million in 2006, principally due to increased research department hiring, training, compensation and other operating costs and the addition of offshore resources from our geographic and retail expansion, as well as research costs associated with further service enhancements to our existing platform.

Selling and Marketing Expenses. Selling and marketing expenses increased from $38.4 million in 2005 to $41.8 million in 2006 and decreased as a percentage of revenues from 28.6% in 2005 to 26.3% in 2006. The increase in the amount of selling and marketing expenses is primarily due to sales and marketing efforts for our current retail and geographic expansion plan as well as costs associated with growth in the sales force. Additionally, stock-based compensation expense, due to the implementation of SFAS 123R, included in selling and marketing expenses for the year ended December 31, 2005, was $19,000 compared to approximately $1.3 million for the year ended December 31, 2006.

Software Development Expenses. Software development expenses increased from $10.1 million in 2005 to $12.0 million in 2006 and remained relatively consistent as a percentage of revenues from 7.5% in 2005 to 7.6% in

2006. The majority of the increase in the amount of software and development expense was due to the hiring of new employees to support our continued focus on enhancements to our existing services, development of new services and development costs for our internal information systems.

General and Administrative Expenses. General and administrative expenses increased from $27.6 million in 2005 to $30.7 million in 2006 and decreased as a percentage of revenues from 20.5% in 2005 to 19.3% in 2006. The increase in the amount of general and administrative expenses was primarily due to an increase in stock-based compensation, due to the implementation of SFAS 123R, from $290,000 in 2005 to $2.4 million for the year ended 2006 and an increase in professional services.

Restructuring Charge. In the third quarter of 2005, we recorded a restructuring charge of approximately $2.2 million in connection with the closing of our research center in Mason, Ohio. The restructuring charge included amounts for wages, severance, occupancy and other costs. We did not incur any restructuring charges in 2006.

Purchase Amortization. Purchase amortization decreased from $4.5 million in 2005 to $4.2 million in 2006. This decrease was due to the completion of amortization for certain identifiable intangible assets during 2006.

Other Income. Interest income increased from $3.5 million in 2005 to $6.8 million in 2006. This increase was primarily a result of higher total cash, cash equivalents and short-term investment balances and increased interest rates during the year.

Income Tax Expense. Income tax expense increased from $4.3 million in 2005 to $8.5 million in 2006 as a result of our increased profitability.

Comparison of Year Ended December 31, 2005 and Year Ended December 31, 2004

Revenues. Revenues grew 19.9% from $112.1 million in 2004 to $134.3 million in 2005. The increase in revenue is principally due to further penetration of our subscription-based information services, as well as the successful cross-selling to our customer base across our service platform in existing markets combined with continued high renewal rates. In addition, NRB, which was acquired in January 2005, contributed approximately $1.9 million of our revenues for the year ended December 31, 2005. In 2005, our subscription-based information services, consisting primarily of CoStar Property Professional, CoStar Tenant, CoStar COMPS Professional and FOCUS services, generated 95% of our total revenues.

Gross Margin. Gross margin increased from $76.7 million in 2004 to $90.1 million in 2005. Gross margin percentage decreased from 68.4% in 2004 to 67.0% in 2005. The increase in the gross margin amount resulted principally from internal revenue growth from our subscription-based information services. Cost of revenues increased from $35.4 million in 2004 to $44.3 million in 2005, principally due to increased research department hiring, training, compensation and other operating costs associated with our 21-market and retail expansion, as well as research costs associated with further service enhancements to our existing platform.

Selling and Marketing Expenses. Selling and marketing expenses increased from $29.5 million in 2004 to $38.4 million in 2005 and increased as a percentage of revenues from 26.3% in 2004 to 28.6% in 2005. The increase in the amount of selling and marketing expenses was primarily due to increased sales commissions and growth in the sales force as well as costs associated with sales and marketing efforts for our 21-market and retail expansion plan.

Software Development Expenses. Software development expenses increased from $8.5 million in 2004 to $10.1 million in 2005 and decreased as a percentage of revenues from 7.6% in 2004 to 7.5% in 2005. The majority of the increase in the amount of software and development expense was due to the hiring of new employees to support our continued focus on enhancements to our existing services, development of new services and development costs for our internal information systems.

General and Administrative Expenses. General and administrative expenses decreased slightly from $27.7 million in 2004 to $27.6 million in 2005 and decreased as a percentage of revenues from 24.6% in 2004 to 20.5% in 2005. The decrease in the percentage of general and administrative expenses was primarily due to our continued efforts to control and leverage our overhead costs.

Restructuring Charge. In the third quarter of 2005, we recorded a restructuring charge of approximately $2.2 million in connection with the closing of our research center in Mason, Ohio. The restructuring charge included amounts for wages, severance, occupancy and other costs. We did not incur any restructuring charges in 2004.

Purchase Amortization. Purchase amortization increased from $4.4 million in 2004 to $4.5 million in 2005. This increase was due to additional amortization associated with the NRB purchase.

Other Income. Interest income increased from $1.3 million in 2004 to $3.5 million in 2005. This increase was primarily a result of higher total cash, cash equivalents and short-term investment balances and increased interest rates during the year.

Income Tax Expense (Benefit). Income tax expense (benefit) changed from a benefit of $16.9 million in 2004 to an expense of $4.3 million in 2005. Income tax expense in 2005 is a result of our continued profitability combined with the release of the valuation allowance on deferred tax assets in the fourth quarter of 2004.

Consolidated Quarterly Results of Operations

The following tables summarize our consolidated results of operations on a quarterly basis for the indicated periods (in thousands, except per share amounts, and as a percentage of total revenues):

	2005				2006			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	$31,343	$32,871	$34,320	$35,804	$37,274	$38,946	$40,571	$42,098
Cost of revenues	10,490	10,836	11,001	11,959	12,926	12,606	14,005	16,599
Gross margin	20,853	22,035	23,319	23,845	24,348	26,340	26,566	25,499
Operating expenses	19,839	20,818	22,347	19,706	22,500	23,942	20,730	21,500
Income from operations	1,014	1,217	972	4,139	1,848	2,398	5,836	3,999
Other income, net	604	719	932	1,200	1,426	1,610	1,852	1,957
Income before income taxes	1,618	1,936	1,904	5,339	3,274	4,008	7,688	5,956
Income tax expense	644	793	767	2,136	1,414	1,704	2,990	2,408
Net income	$ 974	$ 1,143	$ 1,137	$ 3,203	$ 1,860	$ 2,304	$ 4,698	$ 3,548
Net income per share – basic	$ 0.05	$ 0.06	$ 0.06	$ 0.17	$ 0.10	$ 0.12	$ 0.25	$ 0.19
Net income per share – diluted	$ 0.05	$ 0.06	$ 0.06	$ 0.17	$ 0.10	$ 0.12	$ 0.25	$ 0.18

	2005				2006			
	Mar. 31	Jun. 30	Sep. 30	Dec. 31	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	33.5	33.0	32.1	33.4	34.7	32.4	34.5	39.4
Gross margin	66.5	67.0	67.9	66.6	65.3	67.6	65.5	60.6
Operating expenses	63.3	63.3	65.1	55.0	60.3	61.4	51.1	51.1
Income from operations	3.2	3.7	2.8	11.6	5.0	6.2	14.4	9.5
Other income, net	2.0	2.2	2.7	3.3	3.8	4.1	4.6	4.6
Income before income taxes	5.2	5.9	5.5	14.9	8.8	10.3	19.0	14.1
Income tax expense	2.1	2.4	2.2	6.0	3.8	4.4	7.4	5.7
Net income	3.1%	3.5%	3.3%	8.9%	5.0%	5.9%	11.6%	8.4%

Recent Acquisitions

National Research Bureau. On January 20, 2005, we acquired the assets of NRB, a leading provider of property information to the shopping center industry, from Claritas Inc. for approximately $4.1 million in cash.

Grecam S.A.S. On December 21, 2006, our U.K. Subsidiary, CoStar Limited, acquired Grecam, a provider of commercial property information and market-level surveys, studies and consulting services, located in Paris, France. We acquired all of the assets of Grecam, together with all outstanding capital stock for approximately $2.0 million in cash.

Property Investment Exchange. On February 16, 2007, CoStar Limited, a wholly owned U.K. subsidiary of CoStar, acquired all outstanding capital stock of Propex, a U.K. company, from the shareholders of Propex pursuant to a Stock Purchase Agreement in exchange for consideration of approximately £11,000,000 (approximately $22.0 million), consisting of cash and 21,526 shares of CoStar common stock. The purchase price is subject to decrease based on Propex's net worth as of the closing date. Propex provides web-based commercial property information and operates an electronic platform that facilitates the exchange of investment property in the U.K. Its suite of electronic platforms and listing websites give users access to the U.K. commercial property investment and leasing markets.

Accounting Treatment. All of the acquisitions discussed above have been accounted for using purchase accounting. The purchase price for each of the acquisitions was allocated primarily to acquired database technology, customer base and goodwill. The acquired database technology for each acquisition is being amortized on a straight-line basis over 5 years. The customer base for each acquisition, which consists of one distinct intangible asset composed of acquired customer contracts and the related customer relationships, is being amortized on a 125% declining balance method over 10 years. Goodwill will not be amortized, but is subject to annual impairment tests. The results of operations of NRB and Grecam have been consolidated with our results since the respective dates of acquisition. The operating results of each of NRB and Grecam are not considered material to our consolidated financial statements, and accordingly, pro forma financial information has not been presented for any of the acquisitions.

CoStar currently operates within one business segment. Due to the purchase of Grecam in December of 2006, the purchase of Propex in February of 2007 and the Company's plan to expand the U.K. operations in 2007, the Company will operate in more than one segment in 2007.

Liquidity and Capital Resources

Our principal sources of liquidity are cash, cash equivalents and short-term investments. Total cash, cash equivalents and short-term investments were $158.1 million at December 31, 2006 compared to $134.2 million at December 31, 2005. Cash, cash equivalents and short-term investments increased principally as a result of EBITDA, interest income, and proceeds from exercise of stock options, partially offset by purchases of property and equipment and other assets, cash used for the purchase of Grecam, and changes in working capital accounts.

Net cash provided by operating activities for the year ended December 31, 2006 was $32.8 million compared to $22.9 million for the year ended December 31, 2005. The $9.9 million increase in net cash provided by operating activities is primarily due to increased earnings before non-cash charges for taxes, stock based compensation, provision for losses on accounts receivable, depreciation and amortization, partially offset by the net effect of changes in working capital.

Net cash used in investing activities was $28.5 million for the year ended December 31, 2006 compared to $38.7 million for the year ended December 31, 2005. This $10.2 million decrease in net cash used in investing activities was principally due to decreased net purchases and sales of short-term investments and less cash used in acquisitions, partially offset by increased purchases of property and equipment and other assets.

Net cash provided by financing activities was $5.6 million for the year ended December 31, 2006 compared to $7.4 million for the year ended December 31, 2005. The lower net cash produced by financing activities in 2006 compared to 2005 is due to a decrease in proceeds from the exercise of stock options.

Contractual Obligations. The following table summarizes our principal contractual obligations at December 31, 2006 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Total	2007	2008-2009	2010-2011	2012 and thereafter
Operating leases	$28,634	$ 7,563	$12,922	$5,735	$2,414
Purchase obligations[1]	3,592	3,076	513	3	—
Total contractual principal cash obligations	$32,226	$10,639	$13,435	$5,738	$2,414

(1) Amounts do not include current purchase obligations that may be renewed on the same or different terms or terminated by us or a third party.

During 2006, we incurred capital expenditures of approximately $13.0 million, including expenditures of approximately $7.8 million related to building photography costs and the purchase of field research vehicles and equipment in connection with our intention to actively research commercial properties in approximately 100 new MSA's across the United States, and the remaining $5.2 million related to costs of supporting our existing operations. We expect to make capital expenditures in 2007 totaling approximately $12.0 million including significant investments in expansion facilities, building photography, network equipment and workstations to support expansion and ongoing operations. This estimate also includes $2.0 to $3.0 million in capital expenditures for the Company's U.K. operations.

To date, we have grown in part by acquiring other companies and we may continue to make acquisitions. Our acquisitions may vary in size and could be material to our current operations. We expect to use cash, stock, debt or other means of funding to make these acquisitions.

Based on current plans, we believe that our available cash combined with positive cash flow provided by operating activities should be sufficient to fund our operations for at least the next 12 months.

As of the fourth quarter of 2004, we determined that it was more likely than not that we would generate taxable income from operations and be able to realize tax benefits arising from use of our net operating loss carryforwards to reduce the income tax we will owe on this taxable income. Prior to the fourth quarter of 2004, we recorded a valuation allowance on the deferred tax assets associated with these future tax benefits because we were not certain we would generate taxable income in the future. The release of the valuation allowance in the fourth quarter of 2004 resulted in a tax benefit of approximately $26.2 million. This included an income tax benefit of approximately $16.7 million that was recognized in our results from operations. We also recognized a tax benefit of approximately $9.5 million as additional paid-in capital for our net operating loss carryforwards attributable to tax deductions for stock options. As of December 31, 2006, we continued to maintain a valuation allowance of approximately $337,000 for certain state net operating loss carryforwards. At December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $43.1 million, which expire, if unused, from the year 2013 through the year 2023.

For the next two years, however, we expect the majority of our taxable income to be absorbed by our net operating loss carryforwards. As a result, we expect our cash payments for taxes to be limited primarily to federal alternative minimum taxes and to state income taxes in certain states.

Inflation may affect the way we operate in the U.S. and abroad. In general, we believe that over time we are able to increase the prices of our services to counteract the majority of the inflationary effects of increasing costs. We do not believe the impact of inflation has significantly affected our operations, and we do not anticipate that inflation will have a material impact on our operations in 2007.

Recent Accounting Pronouncements

We initially adopted the Emerging Issues Task Force ("EITF") consensus on Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" on July 1, 2004, and the Financial Accounting Standards Board Staff Position ("FSP") EITF Issue No. 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain

Investments" on September 30, 2004. The consensus on Issue No. 03-1 applies to investments in marketable debt and equity securities, as well as investments in equity securities accounted for under the cost method. It provides guidance for determining when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP EITF Issue No. 03-1-1 delays the effective date of paragraphs 10-20 of EITF Issue No. 03-1, which provide guidance for determining whether the impairment is other than temporary, the measurement of an impairment loss, and accounting considerations subsequent to the recognition of an other-than-temporary impairment. Application of these paragraphs was deferred pending issuance of proposed FSP EITF Issue No. 03-1-a. The adoption of EITF Issue No. 03-1 and FSP EITF Issue No. 03-1-1 did not have a material impact on our results of operations and financial condition. On November 3, 2005 the Financial Accounting Standards Board ("FASB") issued FSP EITF Issue No. 03-1-a (renamed as FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"), which provides guidance effective for fiscal periods beginning after December 15, 2005. The adoption of this pronouncement has not had a material impact on our results of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after September 15, 2005 and we were required to adopt it beginning January 1, 2006. The adoption of SFAS 153 did not have a material impact on our results of operations and financial condition.

In March 2005, the FASB issued FIN No. 47, "Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143 "Accounting for Asset Retirement Obligations ("SFAS 143")" ("FIN 47")." FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Any uncertainty about the amount and/or timing of future settlement should be factored into the measurement of the liability when sufficient information exists. The liability for the conditional asset retirement obligation should be recognized when incurred. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal periods beginning after December 15, 2005. The adoption of FIN 47 did not have a material impact on our results of operations and financial condition.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for accounting for and reporting a change in accounting principle. SFAS 154 requires restatement of prior period financial statements, unless impracticable, for voluntary changes in accounting principle. The retroactive application of a change in accounting principle should be limited to the direct effect of the change. Changes in depreciation, amortization or depletion methods should be accounted for prospectively as a change in accounting estimate. Corrections of accounting errors will be accounted for under the guidance contained in APB Opinion No. 20. The effective date of this new pronouncement is for fiscal years beginning after December 15, 2005 and prospective application is required. The adoption of SFAS 154 did not have a material impact on our results of operations and financial condition.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48") "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109", to clarify certain aspects of accounting for uncertain tax positions, including issues related to the recognition and measurement of those tax positions. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. We do not expect the adoption of FIN 48 to have a material impact on our results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" or "SFAS 157", which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles ("GAAP") in the United States of America, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements under GAAP and is effective for fiscal years beginning after November 15, 2007. The effects of adoption will be determined by the types of instruments carried at fair value in our financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. Based on our current use of fair value measurements, SFAS 157 is not expected to have a material effect on our results of operations or financial position.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We provide information services to the commercial real estate and related business community in the United States, the United Kingdom and France. Our functional currency for our operations in the United Kingdom and France is the local currency. As such, fluctuations in the British Pound and Euro may have an impact on our business, results of operations and financial condition. We currently do not use financial instruments to hedge our exposure to exchange rate fluctuations with respect to our foreign subsidiaries. We may seek to enter hedging transactions in the future to reduce our exposure to exchange rate fluctuations, but we may be unable to enter into hedging transactions successfully, on acceptable terms or at all. As of December 31, 2006, accumulated other comprehensive income (loss) included a gain from foreign currency translation adjustments of approximately $4.7 million.

We do not have material exposure to market risks associated with changes in interest rates related to cash equivalent securities held as of December 31, 2006.

We have a substantial amount of intangible assets. Although, as of December 31, 2006, we believe our intangible assets will be recoverable, changes in the economy, the business in which we operate and our own relative performance could change the assumptions used to evaluate intangible asset recoverability. In the event that we determine that an asset has been impaired, we would recognize an impairment charge for the excess amount by which the carrying amount of the assets exceeds the fair value of the asset. We continue to monitor these assumptions and their effect on the estimated recoverability of our intangible assets.

Item 8. Financial Statements and Supplementary Data

Financial Statements meeting the requirements of Regulation S-X are set forth beginning at page F-1. Supplementary data is set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations under the caption "Consolidated Quarterly Results of Operations."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2006, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective and were operating at the reasonable assurance level.

There have been no changes in our internal control over financial reporting during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of CoStar is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or supervised by, the Company's principal executive and principal financial officers, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures, that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual financial statements, management of the Company has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO Framework"). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financial reporting.

Based on this assessment, management did not identify any material weakness in the Company's internal control, and management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Ernst & Young, LLP, the independent registered public accounting firm that audited the Company's financial statements included in this report, has issued an attestation report on management's assessment of internal control over financial reporting, a copy of which is included in this Annual Report on Form 10-K.

Item 9B. Other Information.

None.

PART III

Item 10. Directors and Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to our Proxy Statement for our 2007 annual meeting of stockholders.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to our Proxy Statement for our 2007 annual meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to our Proxy Statement for our 2007 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to our Proxy Statement for our 2007 annual meeting of stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to our Proxy Statement for our 2007 annual meeting of stockholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) The following financial statements are filed as a part of this report: CoStar Group, Inc. Consolidated Financial Statements.

(a)(2) All schedules are omitted because they are not applicable or not required or because the required information is incorporated herein by reference or included in the financial statements or related notes included elsewhere in this report.

(a)(3) The documents required to be filed as exhibits to this Report under Item 601 of Regulation S-K are listed in the Exhibit Index included elsewhere in this report, which list is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on the 26th day of February 2007.

COSTAR GROUP, INC.

By: /S/ Andrew C. Florance

Andrew C. Florance
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Andrew C. Florance and Frank A. Carchedi, and each of them individually, as their true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto and to all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, herein by ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/S/ Michael R. Klein Michael R. Klein	Chairman of the Board	February 26, 2007
/S/ Andrew C. Florance Andrew C. Florance	Chief Executive Officer and President and a Director (Principal Executive Officer)	February 26, 2007
/S/ Frank A. Carchedi Frank A. Carchedi	Chief Financial Officer (Principal Financial and Accounting Officer)	February 26, 2007
/S/ David Bonderman David Bonderman	Director	February 26, 2007
/S/ Warren H. Haber Warren H. Haber	Director	February 26, 2007
/S/ Josiah O. Low, III Josiah O. Low, III	Director	February 26, 2007
/S/ Christopher Nassetta Christopher Nassetta	Director	February 26, 2007
/S/ Catherine B. Reynolds Catherine B. Reynolds	Director	February 26, 2007

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Offer Document by CoStar Limited for the share capital of Focus Information Limited (Incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form S-3 of the Registrant (Reg. No. 333-106769) filed with the Commission on August 14, 2003).
3.1	Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 the Registration Statement on Form S-1 of the Registrant (Reg. No. 333-47953) filed with the Commission on March 13, 1998 (the "1998 Form S-1")).
3.2	Certificate of Amendment of Restated Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-Q for the quarter ended June 30, 1999).
3.3	Amended and Restated By-Laws (Incorporated by reference to Exhibit 3.2 to the 1998 Form S-1).
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant's Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K")).
*10.1	CoStar Group, Inc. 1998 Stock Incentive Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 2005).
*10.2	Employment Agreement for Andrew C. Florance (Incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-1 of the Registrant (Reg. No. 333-47953) filed with the Commission on April 27, 1998).
*10.3	Employment Agreement for Frank A. Carchedi (Incorporated by reference to Amendment No. 1 to the Registration Statement on Form S-1 of the Registrant (Reg. No. 333-47953) filed with the Commission on April 27, 1998).
*10.3.1	Addendum to Employment Agreement, dated as of April 1, 2004, between CoStar Realty Information, Inc. and Frank Carchedi (Incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 10-Q for the quarter ended June 30, 2004).
*10.4	Employment Terms for Craig Farrington (Incorporated by reference to Exhibit 10.7 to the Registrant's Report on Form 10-K for the year ended December 31, 2000).
*10.4.1	Addendum to Employment Terms, dated as of April 1, 2004, between CoStar Realty Information, Inc. and Craig Farrington (Incorporated by reference to Exhibit 10.4 to the Registrant's Report on Form 10-Q for the quarter ended June 30, 2004).
*10.5	Employment Agreement, dated as of November 29, 2004, between Christopher Tully and CoStar Realty Information, Inc. (Incorporated by reference to Exhibit 10.6 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
*10.6	Form of Indemnification Agreement between the Registrant and each of its officers and directors (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended March 31, 2004).
*10.7	Form of Stock Option Agreement between the Registrant and certain of its officers, directors and employees (Incorporated by reference to Exhibit 10.8 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
*10.7.1	Form of Stock Option Agreement between the Registrant and Andrew C. Florance (Incorporated by reference to Exhibit 10.8.1 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
*10.7.2	Form of Stock Option Agreement between the Registrant and Frank A. Carchedi (Incorporated by reference to Exhibit 10.8.2 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
*10.8	Form of Restricted Stock Agreement between the Registrant and certain of its officers, directors and employees (Incorporated by reference to Exhibit 10.9 to the Registrant's Report on Form 10-K for the year ended December 31, 2004).
10.9	Office Lease, dated August 12, 1999, between CoStar Realty Information, Inc. and Newlands Building Ventures, LLC (Incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1999).

Exhibit No.	Description
10.10	Office Sublease, dated June 14, 2002, between CoStar Realty Information, Inc., CoStar Group, Inc. and Gateway, Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 10-Q dated June 30, 2002).
10.11	Exercise of Option to Extend Lease Term and Sublease Amendment (filed herewith).
10.12	Addendum No. 3 to Office Lease, dated as of May 12, 2004, between Newlands Building Venture, LLC, and CoStar Realty Information, Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended June 30, 2004).
10.13	Office Lease, dated as of February 23, 2005, between CoStar Realty Information, Inc. and Crestpointe III, LLC. (Incorporated by reference to Exhibit 10.13 to the Registrant's Report on Form 10-K for the year ended December 31, 2004)
*10.14	2007 Summary Sheet regarding Compensation for Executive Officers (Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed December 18, 2006).
10.15	CoStar Group, Inc. Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2006).
*10.16	Confidential Separation Agreement and General Release (Incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2006).
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (filed herewith).
24.1	Powers of Attorney (Included in the Signature Pages to the Report).
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

* Management Contract or Compensatory Plan or Arrangement.

COSTAR GROUP, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of CoStar Group, Inc.

We have audited the accompanying consolidated balance sheets of CoStar Group, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CoStar Group, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, under the heading Stock-Based Compensation, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CoStar Group, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 19, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of CoStar Group, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that CoStar Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CoStar Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that CoStar Group, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, CoStar Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 2006 of CoStar Group, Inc. and our report dated February 19, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

McLean, Virginia
February 19, 2007

COSTAR GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2004	2005	2006
Revenues	$112,085	$134,338	$158,889
Cost of revenues	35,384	44,286	56,136
Gross margin	76,701	90,052	102,753
Operating expenses:			
Selling and marketing	29,458	38,351	41,774
Software development	8,492	10,123	12,008
General and administrative	27,654	27,550	30,707
Restructuring charge	—	2,217	—
Purchase amortization	4,351	4,469	4,183
	69,955	82,710	88,672
Income from operations	6,746	7,342	14,081
Other income:			
Interest income	1,314	3,455	6,845
Income before income taxes	8,060	10,797	20,926
Income tax (benefit) expense	(16,925)	4,340	8,516
Net income	$ 24,985	$ 6,457	$ 12,410
Net income per share — basic	$ 1.38	$ 0.35	$ 0.66
Net income per share — diluted	$ 1.33	$ 0.34	$ 0.65
Weighted average outstanding shares — basic	18,165	18,453	18,751
Weighted average outstanding shares — diluted	18,827	19,007	19,165

See accompanying notes.

COSTAR GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands except per share data)

	December 31, 2005	December 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 28,065	$ 38,159
Short-term investments	106,120	119,989
Accounts receivable, less allowance for doubtful accounts of approximately $1,602 and $1,966 as of December 31, 2005 and 2006	5,673	9,202
Deferred income taxes, net	4,475	7,904
Prepaid expenses and other current assets	2,205	3,497
Total current assets	146,538	178,751
Deferred income taxes, net	18,690	6,973
Property and equipment, net	15,144	18,407
Goodwill, net	43,563	46,497
Intangibles and other assets, net	22,847	23,172
Deposits	1,277	1,637
Total assets	$248,059	$275,437
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,484	$ 1,878
Accrued wages and commissions	4,640	6,018
Accrued expenses	6,742	6,098
Deferred revenue	7,638	8,817
Deferred rent	1,533	1,334
Total current liabilities	22,037	24,145
Deferred income taxes, net	1,226	1,182
Stockholders' equity:		
Preferred stock, $0.01 par value; 2,000 shares authorized; none outstanding	—	—
Common stock, $0.01 par value; 30,000 shares authorized; 18,674 and 19,081 issued and outstanding as of December 31, 2005 and 2006	187	191
Additional paid-in capital	295,920	302,936
Accumulated other comprehensive income	1,348	4,520
Unearned compensation	(2,712)	—
Accumulated deficit	(69,947)	(57,537)
Total stockholders' equity	224,796	250,110
Total liabilities and stockholders' equity	$248,059	$275,437

See accompanying notes.

COSTAR GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Comprehensive Income	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Unearned Compensation	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2003		17,877	$179	$267,183	$ —	$ 2,396	$(101,389)	$168,369
Net income	$24,985	—	—	—	—	—	24,985	24,985
Foreign currency translation adjustment	1,729	—	—	—	—	1,729	—	1,729
Net unrealized loss on short-term investments	(166)	—	—	—	—	(166)	—	(166)
Comprehensive income	$26,548							
Exercise of stock options		421	4	6,293	—	—	—	6,297
Release of valuation allowance related to the deferred tax benefit for exercised stock options		—	—	9,523	—	—	—	9,523
Stock issued for PeerMark acquisition		5	—	207	—	—	—	207
Balance at December 31, 2004		18,303	183	283,206	—	3,959	(76,404)	210,944
Net income	6,457	—	—	—	—	—	6,457	6,457
Foreign currency translation adjustment	(2,431)	—	—	—	—	(2,431)	—	(2,431)
Net unrealized loss on short-term investments	(180)	—	—	—	—	(180)	—	(180)
Comprehensive income	$ 3,846							
Exercise of stock options		299	3	7,409	—	—	—	7,412
Deferred tax benefit for exercised stock options		—	—	2,215	—	—	—	2,215
Restricted stock		72	1	3,090	(3,091)	—	—	—
Amortization of unearned compensation		—	—	—	379	—	—	379
Balance at December 31, 2005		18,674	187	295,920	(2,712)	1,348	(69,947)	224,796
Net income	12,410	—	—	—	—		12,410	12,410
Foreign currency translation adjustment	2,950	—	—	—	—	2,950	—	2,950
Net unrealized loss on short-term investments	222	—	—	—	—	222	—	222
Comprehensive income	$15,582	—	—	—	—	—	—	
Exercise of stock options		270	3	6,566	—	—	—	6,569
Swaps of shares for exercise		(20)	(1)	(938)	—	—	—	(939)
Restricted stock grants		165	2	34	—	—	—	36
Restricted stock grants surrendered		(12)	—	(234)	—	—	—	(234)
Stock compensation expense, net of forfeitures		—	—	4,094	—	—	—	4,094
Employee Stock Purchase Plan		4	—	206	—	—	—	206
Impact upon adoption of SFAS 123R		—	—	(2,712)	2,712	—	—	—
Balance at December 31, 2006		19,081	$191	$302,936	$ —	$ 4,520	$ (57,537)	$250,110

See accompanying notes.

COSTAR GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2004	2005	2006
Operating activities:			
Net income	$ 24,985	$ 6,457	$ 12,410
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	5,525	5,725	5,734
Amortization	7,485	5,989	6,076
Income tax (benefit) expense	(17,052)	4,245	7,658
Provision for losses on accounts receivable	401	979	1,813
Stock based compensation expense	—	379	4,155
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	117	(2,652)	(5,080)
Prepaid expenses and other current assets	98	(330)	(1,205)
Deposits	(11)	(317)	(246)
Accounts payable and accrued expenses	3,064	1,683	688
Deferred revenue	111	761	748
Net cash provided by operating activities	24,723	22,919	32,751
Investing activities:			
Purchases of short-term investments	(90,588)	(250,272)	(109,040)
Sales of short-term investments	71,944	224,234	95,393
Purchases of property and equipment and other assets	(9,032)	(8,393)	(12,959)
Acquisitions, net of acquired cash	(2,270)	(4,301)	(1,887)
Net cash used in investing activities	(29,946)	(38,732)	(28,493)
Financing activities:			
Exercise of stock options	6,297	7,412	5,582
Net cash provided by financing activities	6,297	7,412	5,582
Effect of foreign currency exchange rates on cash and cash equivalents	90	(341)	254
Net increase (decrease) in cash and cash equivalents	1,164	(8,742)	10,094
Cash and cash equivalents at beginning of year	35,643	36,807	28,065
Cash and cash equivalents at end of year	$ 36,807	$ 28,065	$ 38,159
Supplemental disclosure of non-cash transactions:			
Deferred tax benefit for exercised stock options	$ 9,523	$ 2,215	$ —

See accompanying notes.

1. ORGANIZATION

CoStar Group, Inc. (the "Company") has created a comprehensive, proprietary database of commercial real estate information for metropolitan areas throughout the United States, United Kingdom and France. Based on its unique database, the Company provides information services to the commercial real estate and related business community in the United States, United Kingdom and France and operates within one business segment. The information services are typically distributed to its clients under subscription-based license agreements, which have a minimum term of one year and renew automatically.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain previously reported amounts have been reclassified to conform to the Company's current presentation.

Revenue Recognition

The Company primarily derives revenues from providing access to its proprietary database of commercial real estate information. The Company generally charges a fixed monthly amount for its subscription-based services. Subscription contract rates are based on the number of sites, number of users, organization size, the client's business focus and the number of services to which a client subscribes. Subscription-based license agreements typically have a minimum term of one year and renew automatically.

Revenues from subscription-based services are recognized on a straight-line basis over the term of the agreement. Deferred revenue results from advance cash receipts from customers or amounts billed in advance to customers from the sales of subscription licenses and is recognized over the term of the license.

Cost of Revenues

Cost of revenues principally consists of salaries and related expenses for the Company's researchers who collect and analyze the commercial real estate data that is the basis for the Company's information services. Additionally, cost of revenues includes the cost of data from third-party data sources, which is expensed as incurred, and the amortization of database technology.

Significant Customers

No single customer accounted for more than 5% of the Company's revenues for each of the years ended December 31, 2004, 2005 and 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Foreign Currency Translation

The Company's functional currency in its foreign locations is the local currency. Assets and liabilities are translated into U.S. dollars as of the balance sheet date. Revenue, expenses, gains and losses are translated at the average exchange rates in effect during each period. Gains and losses resulting from translation are included in accumulated other comprehensive income. Net gains or losses resulting from foreign currency exchange transactions are included in the consolidated statement of operations. The Company had an increase (decrease) in comprehensive income of approximately ($2.4) million and $3.0 million from the translation of its foreign subsidiary's assets and liabilities into U.S. dollars for the years ended December 31, 2005 and 2006, respectively. There were no material gains or losses from foreign currency exchange transactions for the years ended December 31, 2005 and 2006.

Comprehensive Income

For the years ended December 31, 2004, 2005 and 2006, total comprehensive income was approximately $26.5 million, $3.8 million and $15.6 million, respectively. As of December 31, 2006, accumulated other comprehensive income included foreign currency translation adjustments of approximately $4.7 million and unrealized losses on short-term investments of approximately $147,000.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense was $584,000, $200,000 and $4.0 million for the years ended December 31, 2004, 2005 and 2006, respectively.

Income Taxes

The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"). Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and the basis reported in the Company's consolidated financial statements. Deferred tax liabilities and assets are determined based on the difference between financial statement and tax basis of assets and liabilities using enacted rates expected to be in effect during the year in which the differences reverse. Valuation allowances are provided against assets, including net operating losses, if it is anticipated that some or all of the asset may not be realized through future taxable earnings or implementation of tax planning strategies.

Net Income Per Share

Net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the period on a basic and diluted basis. The Company's potentially dilutive securities include stock options. Diluted net income per share considers the impact of potentially dilutive securities except in periods in which there is a net loss as the inclusion of the potential common shares would have an anti-dilutive effect.

Stock-Based Compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R "Share Based Payment" ("SFAS 123R"), which addresses the accounting for share-based payment transactions in which the Company receives employee services in exchange for equity instruments. The statement eliminates the Company's ability to account for share-based compensation transactions as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and generally requires that equity instruments issued in such transactions be accounted for using a fair-value based method and the fair value of such equity instruments be recognized as expense in the consolidated statements of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Stock-Based Compensation — (Continued)

Under the fair-value recognition provisions of SFAS 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The Company recognizes compensation costs for awards with graded vesting over the straight-line method.

The Company adopted SFAS 123R using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information required under SFAS 123 for the periods prior to 2006, the Company accounted for forfeitures as they occurred. Upon adoption of SFAS 123R, the Company recorded a charge of approximately $35,000 representing the cumulative effect of a change in accounting principle. This amount was recorded in general and administrative expenses in the condensed consolidated statements of operations for the year ended December 31, 2006.

The impact of the adoption of SFAS 123R on the Company's results of operations for the year ended December 31, 2006, was as follows (in thousands, except per share data):

Income from operations	$(2,860)
Income before taxes	(2,860)
Net income	(1,784)
Basic earnings per share	(0.10)
Diluted earnings per share	$ (0.09)

SFAS 123R requires cash flows resulting from excess tax benefits to be classified as part of cash flows from financing activities. Excess tax benefits represent tax benefits related to exercised options in excess of the associated deferred tax asset for such options. There were no excess tax benefits as a result of adopting SFAS 123R for the year ended December 31, 2006, and no amounts were classified as an operating cash outflow or a financing cash inflow in the accompanying condensed consolidated statement of cash flows. Net cash proceeds from the exercise of stock options were approximately $6.3 million; $7.4 million and $5.6 million for the years ended December 31, 2004, 2005 and 2006, respectively. There was no income tax benefit realized from stock option exercises for the year ended December 31, 2006

Stock-based compensation expense for stock options and restricted stock included in the Company's results of operations for the years ended December 31, was as follows (in thousands):

	Year Ended December 31,		
	2004	2005	2006
Cost of revenues	$ —	$ 8	$ 317
Selling and marketing	—	19	1,263
Software development	—	29	202
General and administrative	18	290	2,373
Total	$ 18	$ 346	$ 4,155

Prior to the adoption of SFAS 123R, the Company provided the disclosures required under SFAS 123. Employee stock-based compensation expense recognized under SFAS 123R was not reflected in the Company's

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Stock-Based Compensation — (Continued)

results of operations for the year ended December 31, 2005. Previously reported amounts have not been restated in the Company's financial statements.

The following table illustrates the pro forma effect on operating results and per share information had the Company accounted for stock-based compensation in accordance with SFAS 123 for the years ended December 31, 2004 and 2005, (in thousands, except per share data):

	Year Ended December 31,	
	2004	2005
Net income, as reported	$ 24,985	$ 6,457
Add: stock-based employee compensation expense included in reported net income	11	216
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(7,610)	(3,560)
Pro forma net income	$ 17,386	$ 3,113
Net income per share:		
Basic — as reported	$ 1.38	$ 0.35
Basic — pro forma	$ 0.96	$ 0.17
Diluted — as reported	$ 1.33	$ 0.34
Diluted — pro forma	$ 0.92	$ 0.16

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents consist of money market fund investments and United States Government Securities. As of December 31, 2005 and 2006, cash of $714,000 and $742,000, respectively, was restricted to support letters of credit for security deposits.

Short-Term Investments

The Company accounts for short-term investments in accordance with Statement of Financial Accounting Standards ("SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities." The Company determines the appropriate classification of investments at the time of purchase and reevaluates such designation as of each balance sheet date. The Company considers all of its investments to be available-for-sale. Investments consist of commercial paper, government/federal notes and bonds and corporate obligations with maturities greater than 90 days at the time of purchase. Available-for-sale investments with contractual maturities beyond one year are classified as current in the Company's consolidated balance sheets because they represent the investment of cash that is available for current operations. Investments are carried at fair market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Short-Term Investments — (Continued)

Scheduled maturities of investments classified as available for sale as of December 31, 2006 are as follows (in thousands):

Maturity	Fair Value
Due in:	
2007	$ 75,400
2008-2011	25,952
2012-2016	3,159
2017 and thereafter	424
	104,935
Securities with multiple maturities	15,054
Short-term investments	$119,989

Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income in stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in market value of any available-for-sale security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income are recognized when earned.

The unrealized losses on the Company's investments as of December 31, 2005 and 2006 were generated primarily from increases in interest rates. The losses are considered temporary, as the contractual terms of these investments do not permit the issuer to settle the security at a price less than the amortized cost of the investment. Because the Company has the ability to hold these investments until a recovery of fair value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired as of December 31, 2005 and 2006.

The components of the investments in a loss position for more than twelve months consists of the following (in thousands):

	December 31,			
	2005		2006	
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
Government-sponsored enterprise obligations	16,428	(195)	3,810	(56)
Corporate debt securities	2,347	(8)	18,253	(114)
	$ 18,775	$ (203)	$ 22,063	$ (170)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Short-Term Investments — (Continued)

The components of the investments in a loss position for less than twelve months consists of the following (in thousands):

	December 31,			
	2005		2006	
	Aggregate Fair Value	Gross Unrealized Losses	Aggregate Fair Value	Gross Unrealized Losses
Government-sponsored enterprise obligations	7,860	(42)	4,442	(13)
U.S. treasury obligations	156	(1)	—	—
Corporate debt securities	24,553	(144)	10,207	(10)
	$ 32,569	$ (187)	$ 14,649	$ (23)

The gross unrealized gains as of December 31, 2005 and 2006 are approximately $21,000 and $50,000 respectively.

Concentration of Credit Risk and Financial Instruments

The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require that its customers' obligations to the Company be secured. The Company maintains reserves for credit losses, and such losses have been within management's expectations. The large size and widespread nature of the Company's customer base and lack of dependence on individual customers mitigate the risk of nonpayment of the Company's accounts receivable. The carrying amount of the accounts receivable approximates the net realizable value. The carrying value of the Company's financial instruments including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued expenses approximates fair value.

Property and Equipment

Property and equipment are stated at cost. All repairs and maintenance costs are expensed as incurred. Depreciation and amortization are calculated on the straight-line method over the following estimated useful lives of the assets:

Leasehold improvements	Shorter of lease term or useful life
Furniture and office equipment	Seven years
Research vehicles	Five years
Computer hardware and software	Two to five years

Internal use software costs are capitalized in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). Qualifying costs incurred during the application development stage, which consist primarily of outside services and purchased software license costs, are capitalized and amortized over the estimated useful life of the asset. All other costs are expensed as incurred.

Goodwill, Intangibles and Other Assets

Goodwill represents the excess of costs over the fair value of assets of businesses acquired. Goodwill and intangible assets subject to amortization that arose from acquisitions prior to July 1, 2001, have been amortized on a straight-line basis over their estimated useful lives in accordance with Accounting Principles Board Opinion No. 17, "Intangible Assets". The Company adopted the provisions of Statement of Financial Accounting Standards No. 142,

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

Goodwill, Intangibles and Other Assets — (Continued)

"Goodwill and Other Intangible Assets" ("SFAS 142"), as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives that arose from acquisitions on or after July 1, 2001 be amortized over their respective estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets".

Acquired database technology, customer base and tradename are related to the Company's acquisitions (See Notes 3 and 6). Acquired database technology and tradename are amortized on a straight-line basis over periods ranging from two to ten years. The acquired intangible asset characterized as customer base consists of one distinct intangible asset composed of acquired customer contracts and the related customer relationships. Customer bases that arose from acquisitions prior to July 1, 2001 are amortized on a straight-line basis principally over a period of ten years. Customer bases that arose from acquisitions on or after July 1, 2001 are amortized on a 125% declining balance method over ten years. The cost of capitalized building photography is amortized on a straight-line basis over five years.

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" or "SFAS 157", which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles ("GAAP") in the United States of America, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements under GAAP and is effective for fiscal years beginning after November 15, 2007. The effects of adoption will be determined by the types of instruments carried at fair value in the Company's financial statements at the time of adoption as well as the method utilized to determine their fair values prior to adoption. Based on the Company's current use of fair value measurements, SFAS 157 is not expected to have a material effect on the results of operations or financial position of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (Continued)

New Accounting Pronouncements — (Continued)

In June 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes (an interpretation of FASB Statement No. 109)" which is effective for fiscal years beginning after December 15, 2006 with earlier adoption encouraged. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We do not expect the adoption of FIN 48 to have a material impact on our results of operations and financial condition.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R "Share Based Payment" ("SFAS 123R"), which addresses the accounting for share-based payment transactions in which the Company receives employee services in exchange for equity instruments. The statement eliminates the Company's ability to account for share-based compensation transactions as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and generally requires that equity instruments issued in such transactions be accounted for using a fair-value based method and the fair value of such equity instruments be recognized as expenses in the consolidated statements of operations. The impact of this statement is disclosed in footnote 2.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for accounting for and reporting a change in accounting principle. SFAS 154 requires restatement of prior period financial statements, unless impracticable, for voluntary changes in accounting principle. The retroactive application of a change in accounting principle should be limited to the direct effect of the change. Changes in depreciation, amortization or depletion methods should be accounted for prospectively as a change in accounting estimate. Corrections of accounting errors will be accounted for under the guidance contained in APB Opinion No. 20. The effective date of this new pronouncement is for fiscal years beginning after December 15, 2005 and prospective application is required. The adoption of SFAS 154 did not have a material impact on the Company's results of operations and financial condition.

3. ACQUISITIONS

On January 20, 2005, the Company acquired the assets of National Research Bureau ("NRB"), a leading provider of property information to the shopping center industry, from Claritas Inc. for approximately $4.1 million in cash. NRB has over 45 years of experience as a leading producer of information to the retail real estate industry, principally through its Shopping Center Directory and Shopping Center Directory on CD-ROM.

On December 21, 2006, the Company's U.K. Subsidiary, CoStar Limited, acquired Grecam S.A.S. ("Grecam"), a provider of commercial property information and market-level surveys, studies and consulting services located in Paris, France. The Company acquired all of the assets of Grecam, together with all outstanding capital stock for approximately $2.0 million in cash. This amount is preliminary and may be adjusted after the purchase price allocation is complete.

All of the Company's acquisitions have been accounted for using purchase accounting. The purchase price for each acquisition was allocated primarily to acquired database technology, customer base and goodwill. The acquired database technology for each acquisition is being amortized on a straight-line basis over 4 years. The customer base for each acquisition, which consists of one distinct intangible asset composed of acquired customer contracts and the related customer relationships, is being amortized on a 125% declining balance method over 10 years. Goodwill is not amortized, but is subject to annual impairment tests. The results of operations of NRB and Grecam have been consolidated with those of the Company since the respective dates of acquisition and are not

3. ACQUISITIONS — (Continued)

considered material to the consolidated financial statements of the Company. Accordingly, pro forma financial information has not been presented for any of the acquisitions.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31, 2005	December 31, 2006
Leasehold improvements	$ 4,151	$ 4,450
Furniture, office equipment and research vehicles	12,947	18,171
Computer hardware and software	19,277	21,862
	36,375	44,483
Accumulated depreciation and amortization	(21,231)	(26,076)
Property and equipment, net	$ 15,144	$ 18,407

5. GOODWILL

Goodwill consists of the following (in thousands):

	December 31, 2005	December 31, 2006
Goodwill	$ 54,786	$ 57,720
Accumulated amortization	(11,223)	(11,223)
Goodwill, net	$ 43,563	$ 46,497

The Company recorded goodwill of approximately $3.4 million for the NRB acquisition in January 2005 and recorded goodwill of approximately $1.1 million for the Grecam acquisition in December 2006. The remaining increase in goodwill in 2006 is related to foreign currency fluctuations.

During the fourth quarters of 2005 and 2006, the Company completed the annual impairment test of goodwill and concluded that goodwill was not impaired.

6. INTANGIBLES AND OTHER ASSETS

Intangibles and other assets consists of the following (dollars in thousands):

	December 31, 2005	December 31, 2006	Weighted-Average Amortization Period (in years)
Building photography	$ 5,922	$ 9,902	5
Accumulated amortization	(4,853)	(5,567)	
Building photography, net	1,069	4,335	
Acquired database technology	20,626	22,101	4
Accumulated amortization	(19,096)	(20,107)	
Acquired database technology, net	1,530	1,994	
Acquired customer base	43,324	44,949	10
Accumulated amortization	(24,804)	(29,414)	
Acquired customer base, net	18,520	15,535	
Acquired tradename	4,198	4,198	10
Accumulated amortization	(2,470)	(2,890)	
Acquired tradename, net	1,728	1,308	
Intangibles and other assets, net	$ 22,847	$ 23,172	

Amortization expense for intangibles and other assets was approximately $7.5 million; $6.0 million and $6.1 million for the years ended December 31, 2004, 2005 and 2006, respectively.

In the aggregate, amortization for intangibles and other assets existing as of December 31, 2006 for future periods is expected to be approximately $6.1 million, $6.0 million, $4.4 million, $2.5 million and $1.5 million for the years ending December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

7. INCOME TAXES

The components of the provision (benefit) for income taxes attributable to operations consist of the following (in thousands):

	Year Ended December 31,		
	2004	2005	2006
Current:			
Federal	$ 105	$ 227	$ 414
State	22	57	220
Foreign	—	—	—
Total current	127	284	634
Deferred:			
Federal	(13,361)	4,018	7,497
State	(2,764)	746	1,077
Foreign	(927)	(708)	(692)
Total deferred	(17,052)	4,056	7,882
Total provision (benefit) for income taxes	$ (16,925)	$ 4,340	$ 8,516

The components of deferred tax assets and liabilities consists of the following (in thousands):

	December 31,	
	2005	2006
Deferred tax assets:		
Reserve for bad debts	$ 523	$ 610
Accrued compensation	1,213	879
Stock compensation	133	776
Net operating losses	24,213	14,747
Restructuring reserve	390	201
Alternative minimum tax credits	425	820
Other liabilities	1,331	1,119
Total deferred tax assets	28,228	19,152
Deferred tax liabilities:		
Prepaids	(498)	(644)
Depreciation	(329)	(323)
Identified intangibles associated with purchase accounting	(4,775)	(4,153)
Total deferred tax liabilities	(5,602)	(5,120)
Net deferred tax asset	22,626	14,032
Valuation allowance	(687)	(337)
Net deferred taxes	$ 21,939	$ 13,695

The net long-term deferred tax liability shown on the balance sheet includes deferred tax liabilities and assets related to the U.K. operations of the Company.

7. INCOME TAXES — (Continued)

The total net deferred tax asset of approximately $14.9 million shown on the balance sheet includes the tax liabilities and assets related to the U.S. operations of the Company. The net deferred tax liability related to the U.K. operations is shown separately because the U.K. operations are subject to a separate taxing jurisdiction.

For the years ended December 31, 2005 and 2006, a valuation allowance has been established primarily for certain state net operating loss carryforwards due to the uncertainty of realization. For the year ended December 31, 2004, management determined that because of the continuing improvement of operating results and the Company's outlook for the future it was more likely than not that the Company would realize approximately $23.1 million of its net deferred tax assets through future taxable earnings. A valuation allowance continued to be established for certain state net operating loss carryforwards due to the uncertainty of realization. Approximately $9.5 million of the release of the valuation allowance was recorded directly to additional paid-in capital as the related deferred tax asset was generated from the exercise of employee stock options.

The Company's change in valuation allowance was approximately $140,000 and $350,000 during the years ended December 31, 2005 and 2006, respectively. For the year ended December 31, 2006, the Company had income of approximately $23.4 million subject to applicable U.S. federal and state income tax laws and a loss of approximately $2.5 million subject to applicable U.K. tax laws.

The Company's provision for income taxes resulted in effective tax rates that varied from the statutory federal income tax rate as follows (in thousands):

	Year Ended December 31,		
	2004	2005	2006
Expected federal income tax (benefit) provision at 34%	$ 2,847	$ 3,670	$ 7,115
State income taxes, net of federal benefit	353	533	1,014
Foreign income taxes, net effect	76	139	119
Stock compensation	—	—	528
Increase (decrease) in valuation allowance	(20,057)	3	(267)
Other adjustments	(144)	(5)	7
Income tax expense (benefit)	$ (16,925)	$ 4,340	$ 8,516

The Company paid approximately $112,000, $95,000 and $858,000 in income taxes for the years ended December 31, 2004, 2005 and 2006, respectively.

At December 31, 2006, the Company has net operating loss carryforwards for federal income tax purposes of approximately $43.1 million, which expire, if unused, from the year 2013 through the year 2023. The Company has net operating loss carryforwards for U.K. income tax purposes of approximately $4.7 million, which do not expire. The Company also has alternative minimum tax credit carryforwards of approximately $820,000.

8. COMMITMENTS AND CONTINGENCIES

The Company leases office facilities and office equipment under various noncancelable operating leases. The leases contain various renewal options. Rent expense for the years ended December 31, 2004, 2005 and 2006 was approximately $6.1 million, $6.8 million and $7.0 million, respectively.

The Company entered into a sublease agreement during December 2006 that will terminate in March 2008. Future sublease income will total $365,000 over the remaining term.

8. COMMITMENTS AND CONTINGENCIES — (Continued)

Future minimum lease payments as of December 31, 2006 are as follows (in thousands):

2007	$ 7,563
2008	6,871
2009	6,051
2010	3,378
2011	2,357
2012 and thereafter	2,414
	$28,634

Currently, and from time to time, the Company is involved in litigation incidental to the conduct of its business. The Company is not a party to any lawsuit or proceeding that, in the opinion of management, is likely to have a material adverse effect on its financial position or results of operations.

9. RESTRUCTURING CHARGES

Effective July 21, 2005, the Company closed its research center in Mason, Ohio (the "Mason Operations"). The closing of the Mason Operations resulted in a one-time pre-tax restructuring charge of approximately $2.2 million recorded in the third quarter of 2005. The third quarter restructuring charge included amounts for wages, severance, occupancy and other costs. Below is a summary of the expense recorded and the activity related to restructuring. The estimates have been made based upon management's best estimate of amounts and timing of certain events included in the restructuring plan that will occur in the future. It is possible that the actual outcome of certain events may differ from estimates. Changes will be made to the restructuring accrual at the point that any such differences become determinable.

Restructuring expenses (in thousands):

	Accrual balance as of December 31, 2005	2006 charges utilized	Accrual balance as of December 31, 2006
Occupancy	$ 973	$ 439	$ 534
Wages, severance, and other costs	64	64	0
Total restructuring charge	$ 1,037	$ 503	$ 534

10. STOCKHOLDERS' EQUITY

Preferred Stock

The Company has 2,000,000 shares of preferred stock, $0.01 par value, authorized for issuance. The Board of Directors may issue the preferred stock from time to time as shares of one or more classes or series.

Common Stock

The Company has 30,000,000 shares of common stock, $0.01 par value, authorized for issuance. Dividends may be declared and paid on the common stock, subject in all cases to the rights and preferences of the holders of preferred stock and authorization by the Board of Directors. In the event of liquidation or winding up of the Company and after the payment of all preferential amounts required to be paid to the holders of any series of preferred stock, any remaining funds shall be distributed among the holders of the issued and outstanding common stock.

11. NET INCOME PER SHARE

The following table sets forth the calculation of basic and diluted net income per share (in thousands except per share amounts):

	Year Ended December 31,		
	2004	2005	2006
Numerator:			
Net income	$24,985	$ 6,457	$12,410
Denominator:			
Denominator for basic net income per share — weighted-average outstanding shares	18,165	18,453	18,751
Effect of dilutive securities:			
Stock options and warrants	662	554	414
Denominator for diluted net income per share — weighted-average outstanding shares	18,827	19,007	19,165
Net income per share — basic	$ 1.38	$ 0.35	$ 0.66
Net income per share — diluted	$ 1.33	$ 0.34	$ 0.65

Stock options and warrants to purchase approximately 1,188,000, 921,000 and 86,900 shares were outstanding as of December 31, 2004, 2005 and 2006, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the stock options was greater than the average share price of the common shares and, therefore, the effect would have been anti-dilutive.

12. EMPLOYEE BENEFIT PLANS

Stock Incentive Plan

In June 1998 the Company's Board of Directors adopted the 1998 Stock Incentive Plan (the "1998 Plan") prior to consummation of the Company's initial public offering. The 1998 Plan provides for the grant of stock and stock options to officers, directors and employees of the Company and its subsidiaries. Stock options granted under the 1998 Plan may be incentive or non-qualified. The exercise price for an incentive stock option may not be less than the fair market value of the Company's common stock on the date of grant. The vesting period of the options and restricted stock grants is determined by the Board of Directors and is generally three to four years. Upon the occurrence of a Change of Control, as defined in the 1998 Plan, all outstanding unexercisable options and restricted stock grants under the 1998 Plan immediately become exercisable. The Company has reserved 3,750,000 shares of common stock for issuance under the 1998 Plan. Unless terminated sooner by the Board of Directors, the 1998 Plan will terminate in 2008. Approximately 440,000 and 181,000 shares were available for future grant under the 1998 Plan as of December 31, 2005 and 2006, respectively.

12. EMPLOYEE BENEFIT PLANS — (Continued)

Stock Incentive Plan — (Continued)

Option activity was as follows:

	Number of Shares	Range of Exercise Price	Weighted-Average Exercise Price	Weighted Average Remaining Contract Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2003	1,921,326	$ 3.45 - $52.13	$22.72		
Granted	487,000	$39.00 - $45.18	$41.67		
Exercised	(424,166)	$ 3.45 - $37.13	$14.84		
Canceled or expired	(133,826)	$16.13 - $44.86	$27.25		
Outstanding at December 31, 2004	1,850,334	$ 9.00 - $52.13	$29.21		
Granted	10,000	$43.17 - $43.17	$43.17		
Exercised	(292,474)	$ 9.00 - $44.86	$25.34		
Canceled or expired	(93,963)	$17.25 - $45.18	$33.68		
Outstanding at December 31, 2005	1,473,897	$ 9.00 - $52.13	$29.76		
Granted	96,900	$ 51.92	$51.92		
Exercised	(269,755)	$ 9.00 - $45.18	$24.35		
Canceled or expired	(26,565)	$18.28 - $45.18	$37.85		
Outstanding at December 31, 2006	1,274,477	$ 9.00 - $52.13	$32.23	5.69	$27,186
Exercisable at December 31, 2004	886,494	$ 9.00 - $52.13	$25.99		
Exercisable at December 31, 2005	960,454	$ 9.00 - $52.13	$27.04		
Exercisable at December 31, 2006	929,324	$ 9.00 - $52.13	$28.93	4.86	$22,891

The aggregate intrinsic value is calculated as the difference between (i) the closing price of the common stock at December 31, 2004, 2005 and 2006, respectively and (ii) the exercise prices of the underlying awards, multiplied by 424,166, 292,474, and 269,755 options as of December 31, 2004, 2005 and 2006, respectively, that had an exercise price less than the closing price on that date. The aggregate intrinsic value of options exercised was $5.5 million, $5.9 million and $7.4 million for the years ended December 31, 2004, 2005, and 2006 respectively, determined as of the date of option exercise.

At December 31, 2006, there was $12.3 million of unrecognized compensation cost related to stock-based payments, net of forfeitures, which is expected to be recognized over a weighted-average-period of 2.5 years.

The weighted-average grant date fair value of each option granted during the years ended December 2004, 2005 and 2006 was $28.90, $26.65 and $33.45 respectively.

The Company estimated the fair value of each option granted on the date of grant using the Black-Scholes option-pricing model, using the assumptions noted in the following table:

	Year Ended December 31,		
	2004	2005	2006
Dividend yield	0%	0%	0%
Expected volatility	67%	64%	61%
Risk-free interest rate	3.6%	4.4%	4.7%
Expected life (in years)	5	5	5

12. EMPLOYEE BENEFIT PLANS — (Continued)

Stock Incentive Plan — (Continued)

The assumptions above and the estimation of expected forfeitures are based on multiple facts, including historical employee behavior patterns of exercising options and post-employment termination behavior, expected future employee option exercise patterns, and the historical volatility of the Company's stock price.

The following table summarizes information regarding options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 9.00 - $18.06	144,247	4.13	$15.95	136,247	$15.84
$ 18.12 - $21.31	127,839	5.55	$19.28	111,089	$19.40
$ 21.67 - $28.15	189,518	5.49	$26.16	166,018	$25.91
$ 29.00 - $29.00	1,000	2.61	$29.00	1,000	$29.00
$ 30.00 - $30.00	180,000	2.25	$30.00	180,000	$30.00
$ 30.06 - $31.50	128,603	5.12	$30.42	108,040	$30.49
$ 32.00 - $39.53	166,745	6.84	$38.97	89,743	$38.80
$ 39.81 - $44.86	160,375	7.15	$43.38	84,437	$43.44
$ 45.18 - $51.92	175,150	8.83	$48.55	51,750	$45.27
$ 52.13 - $52.13	1,000	3.20	$52.13	1,000	$52.13
$9.00 - $52.13	1,274,477	5.69	$32.23	929,324	$28.93

The following table presents unvested restricted stock awards activity for the year ended December 31, 2006:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted stock at December 31, 2005	71,807	$50.14
Granted	165,290	$48.98
Vested	(17,601)	$42.57
Canceled	(7,219)	$44.93
Unvested restricted stock at December 31, 2006	212,277	$47.46

Employee 401(k) Plan

The Company maintains a 401(k) Plan (the "401(k)") as a defined contribution retirement plan for all eligible employees. The 401(k) provides for tax-deferred contributions of employees' salaries, limited to a maximum annual amount as established by the Internal Revenue Service. The Company matched 100% in 2004, 2005 and 2006 of employee contributions up to a maximum of 6% of total compensation. Amounts contributed to the 401(k) by the Company to match employee contributions for the years ended December 31, 2004, 2005 and 2006 were approximately $1.2 million, $1.6 million and $2.0 million, respectively. The Company paid administrative expenses in connection with the 401(k) plan of approximately $20,000, $18,000 and $25,000 for the years ended December 31, 2004, 2005 and 2006 respectively.

12. EMPLOYEE BENEFIT PLANS — (Continued)

Employee Pension Plan

The Company maintains a company personal pension plan for all eligible employees in the Company's London, England office. The plan is a defined contribution plan. Employees are eligible to contribute a portion of their salaries, subject to a maximum annual amount as established by the Inland Revenue. The Company contributes a match subject to the percentage of the employees' contribution. Amounts contributed to the plan by the Company to match employee contributions for the years ended December 31, 2004, 2005 and 2006 were approximately $146,000, $175,000 and $193,000 respectively.

Employee Stock Purchase Plan

As of August 1, 2006 the Company introduced an Employee Stock Purchase Plan ("ESPP"), pursuant to which eligible employees participating in the plan authorize the Company to withhold from the employees' compensation and use the withheld amounts to purchase shares of the Company's common stock at 90% of the market price. Participating employees are able to purchase common stock under this plan during the offering period. The offering period begins the Saturday before each of the Company's regular pay dates and ends on each of the Company's regular pay dates. There are 95,489 shares available for purchase under the plan as of December 31, 2006 and approximately 4,000 shares of the Company's common stock were purchased during 2006.

13. SUBSEQUENT EVENTS

On February 16, 2007, CoStar Limited, a wholly owned U.K. subsidiary of CoStar, acquired all outstanding capital stock of Propex, a U.K. company, from the shareholders of Propex pursuant to a Stock Purchase Agreement in exchange for consideration of approximately £11,000,000 (approximately $22.0 million), consisting of cash and 21,526 shares of CoStar common stock. The purchase price is subject to decrease based on Propex's net worth as of the closing date. Propex provides web-based commercial property information and operates an electronic platform that facilitates the exchange of investment property in the U.K. Its suite of electronic platforms and listing websites give users access to the U.K. commercial property investment and leasing markets. The purchase price will be principally allocated to various working capital accounts, database technology, customer base and goodwill. The acquired database technology and customer base will be amortized over their estimated useful lives. Goodwill will not be amortized, but is subject to annual impairment tests.



Michael R. Klein



Andrew C. Florance*



David Bonderman



Warren H. Haber



Josiah O. Low, III



Christopher J. Nassetta



Catherine B. Reynolds



Jonathan Bray



Frank A. Carchedi*



Jonathan Coleman



Craig S. Farrington*



Jennifer L. Kitchen*



Brian Radecki



Frank Simuro



John Stanfill



Christopher R. Tully*



Dean L. Violagis



Thomas Witt

Shareholder Information

Stock Listing:
Symbol: CSGP, NASDAQ® Listed

Investor Relations:
Audra Capas
Vice President, Communications
CoStar Group, Inc.
2 Bethesda Metro Center
Bethesda, MD 20814
(301) 280-7674

Transfer Agent and Registrar:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Independent Auditors:
Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Corporate Information

Corporate Office:
CoStar Group, Inc.
2 Bethesda Metro Center
Bethesda, MD 20814
(800) 204-5960

Web Site:
www.costar.com

This report contains "forward-looking statements," including, without limitation, statements regarding CoStar's expectations, beliefs, intentions or strategies regarding the future. These statements are subject to many risks and uncertainties that could cause actual results to differ materially from these statements. Please review the section entitled "Risk Factors" in the enclosed Form 10-K for potential factors that could cause actual results to differ materially from these forward-looking statements. All forward-looking statements are based on information available to CoStar on the date of this report, and we assume no obligation to update such statements.

Board of Directors

Michael R. Klein
Chairman of the Board, CoStarGroup Inc. and Chairman of the Board of The Sunlight Foundation

Andrew C. Florance*
President & Chief Executive Officer, CoStar Group, Inc.

David Bonderman
Founding Partner, Texas Pacific Group

Warren H. Haber
Chairman of the Board & Chief Executive Officer, Founders Equity Inc.

Josiah O. Low, III
Venture Partner, Catterton Partners IV L.P.

Christopher J. Nassetta
President & Chief Executive Officer, Host Hotels & Resorts, Inc.

Catherine B. Reynolds
Chairman, Chief Executive Officer & President, EduCap, Inc.
Chairman & Chief Executive Officer, The Catherine B. Reynolds Foundation

Management Team

Andrew C. Florance*
President & Chief Executive Officer

Frank A. Carchedi*
Chief Financial Officer & Treasurer

Jennifer L. Kitchen*
Senior Vice President, Research

Christopher R. Tully*
Senior Vice President, Sales & Customer Service

Frank Simuro
Senior Vice President, Information Systems

Jonathan Bray
Managing Director, FOCUS Information Limited

Craig S. Farrington*
Vice President, Research

Jonathan Coleman
General Counsel & Secretary

Brian Radecki
Vice President, Research Operations

John Stanfill
Vice President, Product Management

Dean L. Violagis
Vice President, Research

Thomas Witt
Vice President, Marketing

*Denotes Costar Executive Officer

CoStar Group, Inc.

2 Bethesda Metro Center
Bethesda, MD 20814

1.800.811.4798
www.costar.com


END